EXHIBIT 1

IVANHOE MINES LTD.
Annual Information Form
FOR THE YEAR ENDED
DECEMBER 31, 2005
DATED MARCH 30, 2006

Forward-Looking Information
Certain statements made herein, other than statements of historical fact relating to the IVN Group, are forward-looking statements. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, proposed acquisitions and dispositions of assets, discussions with third parties respecting material agreements, participation in projects and financing, the expected timing and outcome of IVN’s discussions with representatives of the Government of Mongolia for a stability agreement in respect of the Oyu Tolgoi Project, the likelihood and potential impact of proposed amendments to the laws of Mongolia and other countries in which the IVN Group carries on business, the estimated cost of bringing the Oyu Tolgoi Project into commercial production, anticipated future production and cash flows, target milling rates, the outcome of IVN’s discussions with its joint venture partner in the Monywa Copper Project and with certain governmental authorities in Myanmar aimed at resolving impediments to the ongoing operation and potential expansion of the project, the possibility of having to record, in the future, a significant reduction of the project’s carrying value on the Corporation’s financial statements and other statements that are not historical facts. When used in this Annual Information Form, the words such as , “could”, “plan”, “estimate”, “expect”, “intend”, “may”, “potential”, “should” and similar expressions, are forward-looking statements. Although IVN believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risk Factors” elsewhere in this Annual Information Form. The reader is cautioned not to place undue reliance on forward-looking statements.
This Annual Information Form also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The Corporation does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.
Currency and Exchange Rates
In this Annual Information Form, all funds are quoted in United States dollars unless otherwise indicated. References to “$” and “US$” are to United States dollars and references to “Cdn$” are to Canadian dollars.

The Bank of Canada noon buying rates for the purchase of one United States dollar using Canadian dollars were as follows during the indicated periods:
(Stated in Canadian dollars)

	Year Ended December 31
	2005	2004	2003	2002	2001
End of period	1.1659	1.2036	1.2924	1.5796	1.5928
High for the period	1.2704	1.3968	1.5777	1.6184	1.6052
Low for the period	1.1507	1.1774	1.2839	1.5155	1.4901
Average for the period	1.2116	1.3015	1.40146	1.5703	1.5484
The Bank of Canada noon buying rate on March 30, 2006 for the purchase of one United States dollar using Canadian dollars was Cdn$1.1627 (one Canadian dollar on that date equalled US$0.8601).
Defined Terms and Abbreviations
Throughout this AIF, there are terms that are defined in the document and used only in the relevant section in which they are defined. There are also a number of defined terms and abbreviations that are used consistently throughout the document as follows:
“2006 AMEC Resource Report” means a Technical Report on the Hugo North Extension and the northern portion of the Hugo North Deposit dated March 16, 2006 prepared by AMEC;
“AAJV” means AMEC Ausenco Joint Venture, a joint venture of AMEC and Ausenco;
“AMEC” means AMEC Americas Ltd.;
“Au” means gold;
“Ausenco” means Ausenco Limited;
“BHP Exploration” means BHP Minerals International Exploration Inc.;
“CIM” means the Canadian Institute of Mining, Metallurgy and Petroleum;
“CIM Standards” means CIM Standards on Mineral Resources and Mineral Reserve Guidelines;
“Common Shares” means common shares in the capital of the Corporation;
“Corporation” means Ivanhoe Mines Ltd.;
“Cu” means copper;
“CuEq” means copper equivalent grade, calculated using assumed metal prices for copper and gold;
“Entrée” means Entrée Gold Inc.;
“g/t” means grams per tonne;
“GSC Paper 88 – 21” means the Geological Survey of Canada Paper 88-21 “A Standardized Coal Resource / Reserve Reporting System for Canada;
“GRD Minproc” means GRD Minproc Limited;

“GRD Minproc Report” means a Technical Report on the Southern Oyu Open Pit of the Oyu Tolgoi Project prepared by GRD Minproc and dated January 2006;
“Hugo Dummett Deposits” means collectively, the Hugo North, the Hugo South and Hugo North Extension deposits;
“Hugo North” means the Hugo North deposit of the Oyu Tolgoi Project;
“Hugo North Extension” means the Hugo North Extension deposit of the Oyu Tolgoi Project, representing the extension of the Hugo Dummett Deposits into Entrée’s Shivée Tolgoi Property;
“Hugo South” means the Hugo South deposit of the Oyu Tolgoi Project;
“IMMI” means Ivanhoe Mines Mongolia Inc. XXK;
“Integrated Development Plan” or “IDP” means a report on the development of the Oyu Tolgoi Project prepared by a group of independent engineering companies, and summarized in a Technical Report of AMEC prepared on October 1, 2005;
“IVN” means Ivanhoe Mines Ltd;
“IVN Group” means, collectively, the Corporation and its subsidiaries or a group of subsidiaries, as the context requires;
“Jinshan” means Jinshan Gold Mines Inc.;
“km” means kilometres;
“km2” means square kilometres;
“lb” means pound;
“m” means metres;
“May 2005 AMEC Report” means a Technical Report on the Southern Oyu Deposits and the Hugo North Deposit prepared by AMEC in May 2005;
“MEL” means Mongolian mineral exploration license;
“Monywa Copper Project” means the copper mine and related deposits located at Monywa, Myanmar;
“NI 43-101” means National Instrument 43-101 of the Canadian Securities Administrators;
“Norwest” means Norwest Corporation;
“Oyu Tolgoi Project” means the Corporation’s copper and gold exploration and development project located at Oyu Tolgoi in Mongolia;
“oz” means ounce;
“Preferred Shares” means preferred shares in the capital of the Corporation;
“Southern Oyu Deposits” means collectively, the South Oyu, Southwest Oyu, Central Oyu and Wedge deposits of the Oyu Tolgoi Project;
“Stability Agreement” means a special stability agreement being negotiated between the State of Mongolia and IVN setting the terms of various government related inputs for the Oyu Tolgoi Project; and
“tpy” means tonnes per year.

Conversion Factors
For ease of reference, the following conversion factors are provided:

Imperial Measure =	Metric Unit	Metric Unit =	Imperial Measure
2.47 acres	1 hectare	0.4047 hectares	1 acre
3.28 feet	1 m	0.3048 m	1 foot
0.62 miles	1 km	1.609 km	1 mile
0.032 ounces (troy)	1 gram	31.1 grams	1 ounce (troy)
2.205 pounds	1 kilogram	0.454 kilograms	1 pound
1.102 tons (short)	1 tonne	0.907 tonnes	1 ton
0.029 ounces (troy)/ton	1 gram/tonne	34.28 grams/tonne	1 ounce (troy)/ton
Glossary of Geological and Mining Terms
andesite: a dark-coloured, fine-grained extrusive rock.
anomaly: a departure from the norm which may indicate the presence of mineralization in the underlying bedrock.
assay: the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.
breccia: rock consisting of fragments, more or less angular, in a matrix of finer-grained material or of cementing material.
chalcocite: a form of copper mineral ore that generally contains a high copper content.
chalcopyrite: a form of copper mineral ore that generally contains a low copper content.
concentrate: a product containing valuable metal from which most of the waste material in the ore has been eliminated.
concentrator: a plant for recovery of valuable minerals from ore in the form of concentrate. The concentrate must then be treated in some other type of plant, such as a smelter, to effect recovery of the pure metal.
covellite: a supergene mineral found in copper deposits; a source of copper.
cut-off grade: the lowest grade of mineral resources considered economic; used in the calculation of reserves and resources in a given deposit.
dilution: an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an orebody.
dacitic: fine grained extrusive rock having the same general composition as andesite, but with less plagioclase and more quartz.

dyke: a tabular igneous intrusion that cuts across the bedding or foliation of the country rock.
fault: a fracture in rock along which the adjacent rock surfaces are differentially displaced.
flotation: a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.
gangue: valueless rock or mineral material in ore.
hypogene: primary mineralization formed by mineralizing solutions emanating up from a deep magnetic source.
HQ: diamond drilling equipment that produces a 63.5 millimetre core diameter.
indicated mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
inferred mineral resource: that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
intrusive: rock which while molten, penetrated into or between other rocks but solidified before reaching the surface.
IP: induced polarization.
leach: to dissolve minerals or metals out of ore with chemicals.
measured mineral resource: that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
mineral resource (deposit): a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource (deposit) are known, estimated or interpreted from specific geological evidence and knowledge.
NQ: diamond drilling equipment that produces a 47.5 millimetre core diameter.
ore reserve: the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. An ore reserve includes diluting materials and allowances for losses that may occur when the material is mined.
porphyry: any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained ground mass.
probable reserve: the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
proven reserve: the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
PQ: diamond drilling equipment that produces an 85 millimetre core diameter.
qualified person: an individual who: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project; and (c) is a member in good standing of a professional association as defined by National Instrument 43-101 of the Canadian Securities Administrators.
quartz monzodiorite: plutonic rock containing quartz, alkali feldspars, plagioclase feldspars and feldspathoid minerals.
RC: reverse circulation.
schist: a strongly foliated crystalline rock which readily splits into sheets or slabs as a result of the planar alignment of the constituent crystals. The constituent minerals are commonly specified (e.g. “quartz-muscovite-chlorite schist”).
scoping study: the first level of a study performed on a mineral deposit to determine its economic viability.
shear zone: a tabular zone of rock which has been crushed and brecciated by parallel fractures due to “shearing” along a fault or zone of weakness. Shear zones can be mineralized with ore-forming solutions.
stock: an irregular, metalliferous mass in a rock formation.
strike: the direction, or course or bearing, of a vein or rock formation measured on a level surface.
sulphides: compounds of sulphur with other metallic elements.
supergene: ore minerals that have been formed by the effects (usually oxidization and secondary sulphide enrichment) of descending ground water.
tailing: material rejected from a mill after the recoverable valuable minerals have been extracted.
tuffs: a general term used for all consolidated pyroclastic rocks.

CORPORATE STRUCTURE
Name, Address and Incorporation
IVN was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, the Corporation changed its name to Indochina Goldfields Ltd. In March 1994, the Corporation increased its authorized capital from 10,000 Common Shares without par value to 100,000,000 Common Shares without par value and created 100,000,000 Preferred Shares without par value. In February 1995, the Corporation was continued under the Business Corporations Act (Yukon). In July 1997, the Corporation increased its authorized capital to an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value. In June 1999, the Corporation changed its name to Ivanhoe Mines Ltd.
The Corporation’s North American headquarters are located at 654 — 999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1. The Corporation’s Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation’s registered office is located at 300 — 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.
Intercorporate Relationships
The following sets forth the name and jurisdiction of incorporation of IVN’s principal subsidiaries and the direct or indirect percentage ownership by IVN in each such subsidiary:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Ivanhoe Mines Mongolia Inc.	British Virgin Islands	100%
Ivanhoe Mines Mongolia Inc. XXK	Mongolia	100%

GENERAL DEVELOPMENT OF THE BUSINESS
Overview
IVN is an international mineral exploration and development company. The IVN Group’s principal mineral resource properties are the Oyu Tolgoi gold and copper project and the Nariin Sukhait coal project, both located in Mongolia. The IVN Group also holds interests in several other mineral resource projects, mostly in Asia, and holds significant equity interests in several junior, publicly-listed mineral exploration and development companies.
Three Year History
     2003
In February 2003, AMEC completed an updated independent resource estimate for the Oyu Tolgoi Project based on extensive additional drilling carried out after March 2002. The updated estimate covered the four principal exploration zones of the Oyu Tolgoi Project, known as Southwest Oyu, Central Oyu, South Oyu and Far North Oyu (later renamed “Hugo Dummett”). AMEC estimated inferred mineral resources of approximately 1.60 billion tonnes, grading 0.63% copper and 0.17 g/t of gold at a 0.30% copper equivalent cut-off grade. AMEC estimated indicated mineral resources at Southwest Oyu of an additional 509 million tonnes grading 0.40% copper and 0.59 g/t of gold at a 0.30% copper equivalent cut-off grade. IVN also retained AMEC and Ausenco to prepare scoping and pre-feasibility studies of the Oyu Tolgoi Project in order to consider a range of mining, processing, infrastructure, development alternatives and varying production rates.
In July 2003, AMEC completed a further updated estimate of resources in the Far North zone of the Oyu Tolgoi Project. Based on drilling undertaken after February 2003, AMEC estimated an inferred resource at Far North Oyu of 642.8 million tonnes, grading 1.19% copper and 0.10 g/t of gold, at a 0.60% copper equivalent cut off, containing approximately 7.66 million tonnes (16.9 billion pounds) of copper and 2.1 million ounces of gold. AMEC further updated and increased its inferred resource estimate for Far North Oyu (renamed the Hugo Dummett Deposit) in November 2003 to 1.36 billion tonnes, grading 1.04% copper and 0.15 g/t of gold, at a 0.40% copper equivalent cut off, containing approximately 14.14 million tonnes (31.2 billion pounds) of copper and 6.43 million ounces of gold.
In November 2003, IVN reached an agreement with BHP Exploration to purchase BHP Exploration’s 2% net smelter returns royalty in respect of the Oyu Tolgoi Project. The purchase price was $37 million, payable in two instalments. The first instalment of $17 million was paid in November 2003 and the second $20 million instalment was paid in February 2004.
In December 2003, IVN purchased $50 million of treasury bills issued by the Government of Mongolia. The treasury bills, were issued as part of the Government’s initiative to retire, at a substantial discount, its Soviet-era foreign debt to the Russian Federation. IVN funded the purchase of the Mongolian treasury bills from the proceeds of a $100 million underwritten offering of Common Shares and share purchase warrants completed in December 2003.
During 2003, the Corporation raised approximately $214.7 million to fund its exploration and other corporate development activities through a series of public and private equity financings, including the $100 million underwritten equity offering referred to above, resulting in the issuance of approximately 46.9 million additional Common Shares and share purchase warrants exercisable to purchase an additional 12 million

Common Shares. In November 2003, the Corporation’s Common Shares commenced trading on the NASDAQ Stock Market.
     2004
In February 2004, IVN completed a scoping study in respect of the Oyu Tolgoi Project, with the assistance of AAJV. The scoping study examined development alternatives based on three different production scenarios involving, respectively, a full-scale development in one step with a start-up production rate of 40 million tpy, a two stage build-out option involving the initial development of open pits at the Southwest Oyu and Central Oyu deposits and a start-up production rate of 17 to 20 million tpy followed by an expansion to 40 million tpy through a large open pit at the Hugo South deposit and underground block-caving at the Hugo North deposit and, finally, a stand-alone development of open pits at the Southwest Oyu and Central Oyu deposits at a start-up production rate of 17 to 20 million tpy.
In May 2004, AMEC issued an updated independent resource estimate in respect of the Hugo Dummett Deposits. AMEC estimated inferred resources on the Hugo Dummett Deposits of 1.16 billion tonnes, grading 1.29% copper and 0.23 g/t of gold, at a 0.60% copper equivalent cut-off. AMEC also issued an updated            independent resource estimate in August 2004 in respect of the Southern Oyu Deposits. For these deposits, AMEC estimated measured and indicated resources of 1.06 billion tonnes, grading 0.48% copper and 0.36 g/t of gold (a copper equivalent grade of 0.71%), at a 0.30% copper equivalent cut-off down to 560 m below surface and 0.60% copper equivalent cut-off below a depth of 560 m, plus inferred mineral resources totalling 285 million tonnes grading 0.35% copper and 0.23 g/t gold.
In July 2004, IVN completed an underwritten public offering consisting of 20,000,000 Common Shares at a price of Cdn$7.00 per share for gross proceeds of Cdn$140 million. The bulk of the proceeds were allocated to ongoing exploration and development expenditures on the Oyu Tolgoi Project, including resource definition drilling, engineering and feasibility study activities.
In October 2004, the Corporation received a $12.5 million prepayment of principal plus accrued interest of approximately $1.16 million from the Government of Mongolia in respect of the treasury bills the Corporation purchased from the Government in December 2003. Three additional instalments of principal and interest were received in November and December and the treasury bills were fully repaid as of December 31, 2004.
In October 2004, the Corporation entered into an earn-in and equity participation agreement with Entrée to explore and potentially develop a 40,000 hectare portion of Entrée’s 100%-owned, Shivee Tolgoi (Lookout Hill) mineral exploration concession, which is adjacent to the Oyu Tolgoi Project. Under the terms of the agreement, IVN can acquire an interest of up to 80% in all minerals extracted below a sub-surface depth of 560 m and up to 70% in all minerals extracted from surface to a depth of 560 m on the optioned portion of the Shivee Tolgoi property by incurring $35 million in exploration and/or development on the property over an eight-year period. The Corporation also has the right to acquire all of Entrée’s surface rights on the property by spending a minimum of $3 million in the first year and performing sufficient condemnation drilling to ensure there is no economic mineralization below the surface of the areas directly affected. As part of the transaction, the Corporation purchased 4.6 million units of Entrée at a price of Cdn$1.00 per unit. Each unit consisted of one Entrée common share and one purchase warrant exercisable for two years to purchase an additional Entrée common share at a price of Cdn$1.10.
     2005
In January 2005, the Corporation’s Common Shares commenced trading on the New York Stock Exchange and were concurrently delisted from the NASDAQ Stock Market. The Corporation’s Common Shares were delisted from the Australian Stock Exchange in April 2005.

In February 2005, IVN sold its 100% interest in the Savage River iron ore project in Tasmania to Stemcor Holdings Limited (“Stemcor”) for $21.5 million in cash and a series of contingent, escalating-scale annual payments based on iron ore pellet prices over the next five years. These payments will commence as of March
2006 and will be based on Savage River iron-ore pellet sales of 1.8 million tonnes per year for the next five years and an escalating pellet-price formula using the annual Nibrasco/JSM pellet price as the pricing benchmark. The payments will be calculated at an initial rate of $1.00 a tonne if the annual benchmark price exceeds $30 a tonne, and will escalate to a maximum of $16.50 a tonne if annual pellet prices exceed $80 a tonne.
In April and May 2005, AMEC produced updated resource estimates for the Hugo Dummett Deposits and Southern Oyu Deposits, respectively. AMEC estimated the Oyu Tolgoi Project contained aggregate measured and indicated resources totalling 1.15 billion tonnes grading 1.30% copper and 0.47 g/t gold at a 0.6% copper equivalent cut-off grade, with an additional 1.16 billion tonnes of inferred resources grading 1.02% copper and 0.23 g/t gold at a 0.60% copper equivalent cut-off grade.
In June 2005, IVN completed an underwritten public offering of 19,750,000 Common Shares at a price of Cdn.$8.00 per share for gross proceeds of Cdn.$158,000,000.
In September 2005, IVN received from Norwest a resource estimate for its Nariin Sukhait coal project in Mongolia. Norwest estimated the project contained 116 million tonnes of measured and indicated coal resources and 42 million tonnes of inferred coal resources.
In September 2005, IVN released its Integrated Development Plan, which envisions the staged development of the Oyu Tolgoi Project over a 15 year period as a major copper and gold project having an ultimate mine life of in excess of 40 years. The Integrated Development Plan contemplates the development of the Southern Oyu Deposits through open pit mining and the Hugo Dummett Deposits through underground block cave mining and establishes engineering and production parameters for mining and processing operations. The Integrated Development Plan contemplates average annual production of 1 billion pounds of copper and 330,000 ounces of gold for at least 35 years and, at its operating peak, annual production of up to 1.6 billion pounds of copper and 900,000 ounces of gold.
In September 2005, IVN submitted the Integrated Development Plan to the Mongolian government for review and consultation in furtherance of its negotiations with the government for the Stability Agreement in respect of the Oyu Tolgoi Project, which is intended to stabilize or otherwise provide certainty with respect to matters affecting the development and operation of the Oyu Tolgoi Project including taxation rates, cross-border import/export arrangements, supply of power, labour, land use and water rights.
In December 2005, IVN completed a restructuring transaction with Jinshan whereby IVN received 48,552,948 new common shares of Jinshan in consideration for all of IVN’s participating interest in the CSH 217 Gold Project in China, its interests in all other joint venture arrangements between the parties, certain contractual rights to participate with Jinshan in mineral exploration and development opportunities in China and U.S.$3.4 million in cash. At the conclusion of the transaction and including shares issued pursuant to a concurrent private placement to other investors, IVN held approximately 53% of the issued and outstanding common shares of Jinshan.

     2006 to Date
In January 2006, GRD Minproc issued a reserve estimate upgrading the measured and indicated resources at the Southern Oyu Deposits to the proven and probable reserve categories. GRD Minproc estimated 930 million tonnes of proven and probable reserves grading 0.5% copper and 0.36 g/t gold.
In February 2006, the Corporation’s Common Shares re-commenced trading on the NASDAQ Stock Market.
In February 2006, AMEC issued an updated independent resource estimate on the Oyu Tolgoi Project, adding inferred resources from Hugo North and Entrée’s Hugo North Extension, and reported measured and indicated resources (inclusive of reported reserves) of 1.15 billion tonnes grading 1.27% copper and 0.48 g/t gold at a 0.60% copper equivalent cut-off grade and inferred resources of 1.44 billion tonnes grading 1.11% copper and 0.28 g/t gold at the same cut-off.
In February 2006, IVN received an updated resource estimate from Norwest in respect of the Nariin Sukhait coal project, increasing the measured and indicated resources by approximately 7% to 123.9 million tonnes and decreasing the inferred resources by approximately 18% to 33.7 million tonnes.
In March 2006, IVN entered into an agreement to conduct an underwritten public offering of 16,000,000 Common Shares at a price of Cdn.$10.29 per Common Share, for gross proceeds of Cdn.$164,480,000.
Outlook
IVN expects that, for the foreseeable future, it will continue to concentrate most of its business activities and financial resources on the ongoing development of the Oyu Tolgoi Project in Mongolia. IVN also expects to commence efforts to develop its coal properties in Mongolia, focussing initially on the Nariin Sukhait coal project. IVN is planning to establish a separate, publicly-listed entity through which to develop its Mongolian coal projects and in which IVN would retain a controlling equity interest.
IVN will continue its efforts to successfully complete its negotiations with the government of Mongolia for the Stability Agreement. Finalization of the Stability Agreement has taken much longer than expected to complete. Progress has been hampered by three changes in government since the most recent election in the summer of 2005. These successive changes in government have necessarily involved changes to the government personnel involved in the Stability Agreement negotiations, resulting in further delays.
In March 2006, a delegation of IVN’s senior management met with leaders and senior officials of the Government of Mongolia and presented a series of well-received investment-related initiatives aimed at facilitating the completion of the Stability Agreement. These meetings coincided with a recent series of encouraging statements from Mongolia’s political leadership reaffirming a commitment to the early conclusion of a stability agreement with the Corporation and to maintaining a positive environment for foreign investment.
The Mongolian Government also announced that its cabinet had instructed the Minister of Finance and the Minister of Industry and Trade to form a new working group to conclude the negotiations with the Corporation on the Stability Agreement and to negotiate a parallel agreement to give effect to the new investment-related initiatives proposed by IVN. This parallel agreement is expected to address, among other things, such matters as the employment, skills-training and minimum wages of Mongolians on the Oyu Tolgoi Project, the provision of interim power supply and the production of long-term electrical power generation in the South Gobi region and possible development of downstream smelting and refining facilities in Mongolia. This new working group will also be responsible for working with the Corporation to facilitate opportunities for a broad spectrum of Mongolian citizens to invest in IVN and thus own an interest in the Oyu Tolgoi Project.
Based on these recent developments, IVN’s senior management is optimistic that the Stability Agreement can be concluded successfully within a timeframe that will not unduly delay the development of the Oyu Tolgoi Project. However, Ivanhoe Mines cannot predict how long it will take for the new working group to be formed or for its members to familiarize themselves with those aspects of the Stability Agreement that remain to be finalized. Proposed changes to Mongolian tax and minerals legislation may also affect how quickly the discussions in respect of the Stability Agreement can be finalized. Accordingly, there can be no assurance that a stability agreement containing all of the terms sought by the Corporation can be obtained in the foreseeable future, or at all.
IVN’s management continues to assess strategic alternatives for the development and financing of the Oyu Tolgoi Project. The Corporation’s current plan is to continue aggressively advancing the development of the project while concurrently exploring a wide range of different financing options. The alternatives under consideration may or may not involve the participation of a strategic partner in the development and operation of the project. The Corporation is not soliciting bids from potential partners and has not set a deadline or target date for identifying a strategic partner. The Corporation continues to assess a series of different financing opportunities that could be pursued in concert with one another as a means of financing at least the initial phase of the development without securing an international mining or metals trading company or other institution as its strategic partner. The opportunities being examined remain, for the most part, at the conceptual or proposal stage and there is no assurance that any of them will be economically realized to the extent sufficient to finance the development of the project.
In keeping with the IVN’s objective to focus the bulk of its corporate resources on the development of its Mongolian mining projects, IVN is continuing to pursue opportunities to rationalize non-core assets in order to maximize value and generate, or otherwise preserve, cash. Potential transactions under consideration include the outright or partial sale of certain non-core projects and the internal reorganization of certain geographical and business segments into separate corporate entities that would become self-financing and would afford the Corporation the opportunity to monetize part of its interest in certain assets. The cash proceeds, if any, from the sale or other monetization of non-core assets would likely be used to finance development activities at the Oyu Tolgoi Project. No assurances can be given as to when or if any such transaction or series of transactions will take place or that any such transaction or series of transactions will be of an economic magnitude sufficient to materially advance IVN’s development objectives for the Oyu Tolgoi Project.
The Corporation continues to rely on capital markets to generate the financial resources it needs to fund its exploration activities and expects, in 2006 and thereafter, to require continued access to capital markets in order to advance the development of the Oyu Tolgoi Project. Capital markets are subject to significant volatilities and uncertainties and IVN’s ability to access capital markets, as and when needed or at all, may be adversely affected by factors beyond IVN’s control. The inability to access capital markets on a timely basis would likely have a materially adverse impact on IVN’s ability to fully develop and maximize the economic potential of the Oyu Tolgoi Project and to pursue other valuable business opportunities.
Risk Factors
There can be no assurance that IVN will be capable of raising the additional funding that it needs to carry out its development and exploration objectives.
The further development and exploration of the Oyu Tolgoi Project and the various other mineral properties in which it holds interests depends upon IVN’s ability to obtain financing through capital markets, sales of non-

core assets or other means. There is no assurance that IVN will be successful in obtaining financing as and when needed. Depressed markets for precious and base metals may make it difficult or impossible for IVN to obtain debt financing or equity financing on favourable terms or at all. IVN operates in a region of the world that is prone to economic and political upheaval and certain mineral properties held by IVN are located in politically and economically unstable countries, which may make it more difficult for IVN to obtain debt financing from project lenders. IVN must arrange significant project financing for development of the Oyu Tolgoi Project. Failure to obtain additional financing on a timely basis may cause IVN to postpone its development plans, forfeit rights in some or all of its properties or joint ventures or reduce or terminate some or all of its operations.
IVN may be unsuccessful in obtaining the taxation and fiscal concessions and legal and investor protection assurances it is seeking from the Government of Mongolia in its negotiations for a stability agreement in respect of the Oyu Tolgoi Project.
Certain concessions and accommodations that IVN is seeking from the Government of Mongolia respecting taxation, fiscal, legal and other matters germane to the development and operation of the Oyu Tolgoi Project are inconsistent with, or not recognized by, the prevailing laws of Mongolia and the government may be unable or unwilling to take the executive or legislative action necessary in order to grant all of the concessions and accommodations sought by IVN. Until the Stability Agreement is finalized and approved, it is not possible to predict to what extent IVN will be successful in obtaining those concessions and accommodations regarded by management as key to the economic viability of the Oyu Tolgoi Project nor the degree to which IVN’s success or failure in obtaining such concessions and accommodations will affect IVN’s ability to finance the development of the project. It is likely that the outcome of this matter will have a material impact upon IVN’s prospects for successfully developing the Oyu Tolgoi Project.
Future amendments to Mongolian laws could adversely affect IVN’s mining rights in the Oyu Tolgoi Project or make it more difficult or expensive to develop the project and carry out mining.
Mongolia’s Minerals Law was drafted with the assistance of Western legal experts and is regarded as one of the most progressive, internally consistent and effective pieces of mining legislation among all of the developing countries of Asia. However, future amendments to the Minerals Law or new legislation covering ostensibly unrelated matters could affect the existing tenure regime under the Minerals Law and potentially harm IVN’s ability to carry on business in Mongolia.
Revisions to Mongolia’s Minerals Law have been proposed and remain subject to debate in the Mongolian Parliament, which will not reconvene until April 2006. Until that debate has been completed and a legislative consensus has been reached as to the nature and scope of the changes, if any, to be made to the Minerals Law, the impact, if any, on the Oyu Tolgoi Project cannot be measured. The Mongolian government has, in the past, expressed its strong desire to foster, and has to date protected the development of, an enabling environment for foreign investment. However, there are political constituencies within Mongolia that have espoused ideas, including the concept of state participation in strategic mineral deposits, that would not be regarded by the international mining industry as conducive to foreign investment if they were to become law or official government policy. IVN has no reason to believe that the government of Mongolia intends to sponsor or that Parliament intends to enact amendments to the Minerals Law or other legislation that would be materially adverse to the interests of international investors in Mongolia’s mining sector, including those of IVN. Nevertheless, the Oyu Tolgoi Project has a high profile among the citizens of Mongolia and, as a burgeoning democracy, Mongolia has recently demonstrated a degree of political volatility. Accordingly, until these issues are addressed and clarified, there can be no assurance that the present government or a future government will refrain from enacting legislation or adopting government policies that are adverse to IVN’s interests or that impair IVN’s ability to develop and operate the Oyu Tolgoi Project on the basis presently contemplated.

IVN’s ability to carry on business in Mongolia is subject to political risk.
IVN holds its interest in the Oyu Tolgoi Project and in its Mongolian exploration properties through mining licenses and exploration licenses that enable it to conduct operations or development and exploration activities. Notwithstanding these arrangements, IVN’s ability to conduct operations or exploration and development activities is subject to changes in legislation or government regulations or shifts in political attitudes beyond IVN’s control.
Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented.
There can be no assurance that IVN’s assets will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body.
There is no assurance that provisions under Mongolian law for compensation and reimbursement of losses to investors under such circumstances would be effective to restore the value of IVN’s original investment. Similarly, IVN’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, environmental legislation, mine safety and annual fees to maintain mineral licenses in good standing. There can be no assurance that Mongolian laws protecting foreign investments will not be amended or abolished or that existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above.
IVN’s business in Mongolia may be harmed if the country fails to complete its transition from state socialism and a planned economy to political democracy and a free market economy.
Since 1990, Mongolia has been in transition from state socialism and a planned economy to a political democracy and a free market economy. Much progress has been made in this transition but much remains to be done, particularly with respect to the rule of law. Many laws have been enacted, but in many instances they are neither understood nor enforced. For decades Mongolians have looked to politicians and bureaucrats as the sources of the “law”. This has changed in theory, but often not in practice. With respect to most day-to-day activities in Mongolia government civil servants interpret, and often effectively make, the law. This situation is gradually changing but at a relatively slow pace. Laws may be applied in an inconsistent, arbitrary and unfair manner and legal remedies may be uncertain, delayed or unavailable.
IVN may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at or in respect of, IVN’s foreign operations, including the Oyu Tolgoi Project, IVN may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or other jurisdictions. IVN may also be hindered or prevented from enforcing its rights with respect to a governmental entity or instrumentality because of the doctrine of sovereign immunity.
The mineral resources identified on the Oyu Tolgoi Project do not have demonstrated economic viability and the feasibility of mining has not been established.
A substantial portion of the mineral resources identified to date on the Oyu Tolgoi Project are not mineral reserves and do not yet have demonstrated economic viability. There can be no assurance that additional mineral reserves will be identified on the property. With the exception of the Southern Oyu Deposits, the feasibility of mining from the Oyu Tolgoi Project has not been, and may never be, established. Upgrading the mineral resources in the Hugo Dummett Deposit to mineral reserves and establishing the feasibility of the underground development phase of the Oyu Tolgoi Project requires substantial underground development work including the digging of shafts and drifts, all of which involves significant expenditures of time and financial resources.
There is a degree of uncertainty attributable to the estimation of reserves, resources and corresponding grades being mined or dedicated to future production. Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on the prevailing metals market. Any material change in the quantity of its reserves, resources, grades or stripping ratio may affect the economic viability of a particular property. In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.
Lack of infrastructure in proximity to the Oyu Tolgoi Project could adversely affect mining feasibility.
The Oyu Tolgoi Project is located in an extremely remote area which currently lacks basic infrastructure, including sources of electric power, water, housing, food and transport, necessary to develop and operate a major mining project. While IVN has established the limited infrastructure necessary to conduct its current exploration and development activities, substantially greater sources of power, water, physical plant and transport infrastructure in the area will need to be established before IVN can conduct mining operations. Lack of availability of the means and inputs necessary to establish such infrastructure may adversely affect mining feasibility. Establishing such infrastructure will, in any event, require significant financing, identification of adequate sources of raw materials and supplies and necessary approvals from national and regional governments, none of which can be assured.
IVN may experience difficulties with its joint venture partners.
IVN is currently earning an interest in a property held by Entrée which is adjacent to the Hugo Dummett Deposit. Upon earning an interest, IVN will form a joint venture with Entrée and may in the future enter into additional joint ventures in respect of other properties with third parties. IVN is subject to the risks normally associated with the conduct of joint ventures, which include disagreements as to how to develop, operate and finance a project and possible litigation between the participants regarding joint venture matters. These matters may have an adverse effect on IVN’s ability to realize the full economic benefit of its interest in the property that is the subject of the joint venture, which could affect its results of operations and financial condition.
Changes in, or more aggressive enforcement of, laws and regulations could adversely impact IVN’s business.
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.
Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact IVN’s decision as to whether to continue to operate existing mines and other facilities or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, IVN is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have an adverse impact on IVN’s future cash flows, earnings, results of operations and financial condition.

IVN is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect IVN.
All phases of IVN’s operations are subject to environmental regulations in the various jurisdictions in which it operates. For example, the Oyu Tolgoi Project is subject to a requirement to develop an environmental impact assessment, as well as other environmental protection obligations. Environmental legislation is evolving in a manner which will likely require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect IVN’s operations. Environmental hazards may exist on the properties in which IVN holds interests which are presently unknown to IVN and which have been caused by previous or existing third party owners or operators of the properties.
Government approvals and permits are sometimes required in connection with IVN’s operations. To the extent such approvals are required and not obtained, IVN may be delayed or prohibited from proceeding with planned exploration or development of its mineral properties.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.
Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on IVN and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.
Previous mining operations may have caused environmental damage at IVN mining sites, and if IVN cannot prove that such damage was caused by such prior operators, its indemnities and exemptions from liability may not be effective.
IVN has received exemptions from liability from relevant governmental authorities for environmental damage caused by previous mining operations at the Monywa copper project in Myanmar and the Bakyrchik gold project in Kazakhstan. There is a risk, however, that, if an environmental accident occurred at those sites, it may be difficult or impossible to assess the extent to which environmental damage was caused by IVN’s activities or the activities of previous operators. In that event, the liability exemptions could be ineffective and possibly worthless.
Mining projects are sensitive to the volatility of metal prices.
The value of, and IVN’s ability to finance, the Oyu Tolgoi Project is largely dependent on the world market prices of copper and gold, which are subject to volatile movements over time and are affected by numerous factors beyond IVN’s control. These factors include international economic and political trends, expectations of inflation, global and regional demand, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities, increased production due to improved mining and production methods and economic events, including the performance of Asia’s economies.

If prevailing metal prices fall and remain below variable production costs of IVN’s current and planned mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of IVN’s mining and exploration activities. IVN would also have to assess the economic impact of any sustained lower metal prices on recoverability and, therefore, the cut-off grade and level of IVN’s reserves and resources. These factors could have an adverse impact on IVN’s future cash flows, earnings, results of operations, stated reserves and financial condition.
Illegal mining is prevalent in Mongolia and Myanmar.
Illegal mining is widespread in Mongolia, Myanmar and other developing countries. Illegal miners may trespass on IVN’s properties and engage in very dangerous practices, including entering old exploration shafts and adits in Myanmar without sufficient safety equipment and precautions. Although IVN employs security personnel to protect its active mining and development project sites, it is unable to continuously monitor the full extent of its exploration properties. In December 2005, three illegal miners were accidentally killed while trespassing and engaging in illegal mining activities on the Letpadaung property in Myanmar. The presence of illegal miners could also lead to project delays and disputes regarding the development or operation of commercial deposits. The illegal activities of these miners could cause environmental damage or other damage to IVN’s properties or personal injury or death, for which IVN could potentially be held responsible, all of which could have an adverse impact on IVN’s results of operations and financial condition.
There can be no assurance that the interest held by IVN in its exploration, development and mining properties is free from defects or that material contractual arrangements between IVN and entities owned or controlled by foreign governments will not be unilaterally altered or revoked.
IVN has investigated its rights to explore and exploit its various properties and, to the best of its knowledge, those rights are in good standing but no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of IVN. There can also be no assurance that IVN’s rights will not be challenged or impugned by third parties. IVN has also applied for rights to explore, develop and mine various properties, but there is no certainty that such rights, or any additional rights applied for, will be granted on terms satisfactory to IVN or at all.
Economic sanctions imposed by the United States, the European Union and Canada against Myanmar may adversely affect the Monywa Copper Project.
In May 1997, the United States government imposed economic sanctions on Myanmar, banning new investments in Myanmar by any United States investor. Additional U.S. sanctions were imposed in 2003. The European Union and the Canadian government have also imposed selective economic sanctions on Myanmar. These sanctions were imposed based on the belief that the current government of Myanmar has repressed opposition to the government. While the sanctions in their current form do not affect the IVN’s investments in Myanmar, there can be no assurances that the sanctions will not be broadened or that other countries will not adopt similar sanctions in the future. The existence of United States sanctions may restrict the ability of United States companies to participate in the Monywa Copper Project. It is not possible to assess whether additional legislation will be enacted by the United States, the European Union, Canada or elsewhere or, if enacted, such legislation will ultimately affect the Corporation or investment in the Corporation.
The proceeds from the sale of the Savage River Project are dependent on iron ore prices and the remaining supply of ore at the Savage River Project.
The remaining portion of the proceeds payable to IVN from the sale of the Savage River Project are deferred, and the amount of such payments are dependent on prevailing prices for iron ore (as represented by the Nibrasco/JSM pellet price) in the year that the compensation is paid and the total tonnage of iron ore pellets sold from the Savage River Project in that year. While there have been recent increases in the price of iron ore, the current price is at the high end of recent historical trends. Such prices are very volatile and in the past prices have suffered significant declines. There is a risk that prices will fall in subsequent years, meaning that corresponding payments to IVN will be lower than the annual payment expected to be received in March 2006. In addition, while current reserve and resource estimates indicate that the mine will be capable of producing sufficient ore to meet the 1,800,000 tpy threshold for the next five years, there is no assurance that these estimates will actually bear themselves out. If insufficient ore is actually present to produce the maximum threshold amount of ore, then the corresponding payments to IVN will be lower.
Competition for new mining properties by larger, more established companies may prevent IVN from acquiring interests in additional properties or mining operations.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, IVN may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that IVN will acquire any interest in additional operations that would yield reserves or result in commercial mining operations.
IVN has a limited operating history, and there is no assurance that it will be capable of consistently producing positive cash flows.
The Corporation has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. IVN has a limited operating history and there can be no assurance of its ability to operate its projects profitably. While IVN may in the future generate additional working capital through the operation, development, sale or possible syndication of its properties, there is no assurance that IVN will be capable of producing positive cash flow on a consistent basis or that any such funds will be available for exploration and development programs.
A substantial portion of IVN’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.
Development of IVN’s mineral properties is contingent upon obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. There is no assurance that additional commercial quantities of ore will be discovered on any of IVN’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production. The discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit, once discovered, is also dependent upon a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. In addition, assuming discovery of a commercial ore body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond the control of IVN.

The Corporation does not maintain insurance over certain of its business operations.
Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts or slides, fires, floods, earthquakes or other environmental occurrences, and political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against political or environmental risks. Also, because of the recent major increases in insurance premiums and the inability to obtain full coverage, the Monywa Copper Project is self-insuring on a portion of the mine assets.
Mining operations are subject to numerous hazards that could have a material adverse effect on the financial position of IVN.
The business of mining is subject to a variety of risks such as groundfall, explosions and other accidents, flooding, environmental hazards, the discharge of toxic chemicals and other risks. Such occurrences, against which IVN cannot, or may elect not to, insure, may result in destruction of mines and other production facilities, damage to life and property, environmental damage, delayed production, increased production costs and possible legal liability for any and all damages. Such liabilities may have a material adverse effect on IVN’s financial position.
IVN is exposed to risks of changing political stability and government regulation in the countries in which it operates.
IVN holds mineral interests in countries which may be affected in varying degrees by political stability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of these countries. Any changes in regulations or shifts in political conditions are beyond the control of IVN and may adversely affect its business. IVN’s operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety. IVN’s operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.
In certain areas where IVN is active, the regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation. The laws of many of the countries in which IVN operates also contain inconsistencies and contradictions. Many of them are structured to bestow on government bureaucrats substantial administrative discretion in their application and enforcement with the result that the laws are subject to changing and different interpretations. As such, even the Corporation’s best efforts to comply with the laws may not result in effective compliance in the determination of government bureaucrats.
IVN conducts certain of its operations through co-operative joint ventures with government controlled entities. While this connection benefits IVN in some respects, there is a substantial inequality with respect to the influence of the parties with the applicable government. Governments in these countries hold a substantial degree of subjective control over the application and enforcement of laws and the conduct of business. This inequality would become particularly detrimental if a business dispute arises between joint venture parties. IVN seeks to minimize this issue by including international arbitration clauses in relevant agreements whenever possible and by maintaining positive relations with both its joint venture partners and local governments, but there can be no guarantee that these measures will be sufficient to protect IVN’s interest in these countries.
IVN’s prospects depend on its ability to attract and retain key personnel.
Recruiting and retaining qualified personnel is critical to IVN’s success. The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for such persons is intense. The Corporation believes that it has been successful in recruiting excellent personnel to meet its corporate objectives but, as IVN’s business activity grows, it will require additional key financial, administrative, mining, marketing and public relations personnel as well as additional staff on the operations side. Although the Corporation believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.
Certain directors of IVN are directors or officers of, or have significant shareholdings, in other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with IVN.
Certain of the directors of the Corporation are directors or officers of, or have significant shareholdings in, other mineral resource companies and, to the extent that such other companies may participate in ventures in which IVN may participate, the directors of IVN may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. Such other companies may also compete with IVN for the acquisition of mineral property rights. In the event that any such conflict of interest arises, a director who has such a conflict will disclose the conflict to a meeting of the directors of the Corporation and will abstain from voting for or against the approval of such a participation or such terms. In appropriate cases, IVN will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of the Yukon, the directors of the Corporation are required to act honestly, in good faith and in the best interests of the Corporation. In determining whether or not IVN will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to IVN, the degree of risk to which IVN may be exposed and its financial position at that time.

DESCRIPTION OF THE BUSINESS
Overview
The Oyu Tolgoi Project and the Nariin Sukhait Project have been identified as the mineral properties that are material to the IVN Group.
Qualified Persons
Disclosure of a scientific or technical nature in this Annual Information Form in respect of each of the material mineral resource properties of the IVN Group was prepared by or under the supervision of the “qualified persons” (as that term is defined in NI 43-101) listed below:

Relationship to
Property	Qualified Person	Corporation
Oyu Tolgoi Project	Charles P. N. Forster	Employee
Nariin Sukhait Project	Steven Kerr (Norwest Corporation)	Independent Consultant
Oyu Tolgoi Copper and Gold Project, Mongolia
Project Description and Location
The Oyu Tolgoi Project is located in the Aimag (province) of Omnigov, approximately 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. The property hosts a series of deposits containing copper, gold and molybdenum in a porphyry system. Mineralization has been identified in two deposit groups, called the Southern Oyu Deposits and the Hugo Dummett deposits, contained within an aggregate area of approximately 5.8 km north-south by 3 km east-west.
IVN operates the Oyu Tolgoi Project through its wholly-owned subsidiary, Ivanhoe Mines Mongolia Inc. XXK (“IMMI”). IMMI, in turn, holds its rights to the Oyu Tolgoi Project through mining license 6709A (the “OT License”), comprising approximately 8,496 hectares of property. The Mongolian government granted the OT License to IMMI in 2003 along with mining licenses for three adjacent properties identified as mining licenses 6708A, 6710A and 6711A. The OT License includes the right to explore, develop mining infrastructure and facilities and conduct mining operations on the Oyu Tolgoi Project. The OT License is valid for a term of 60 years, with an option to extend the license for an additional term of up to 40 years.
IVN also holds the right to acquire an interest in 40,000 hectares of MEL 3148X (the “Shivee Tolgoi License”) owned by Entrée. IVN holds its rights to the property through an Earn-in Agreement dated October 15, 2004 as amended on November 9, 2004. Pursuant to the earn-in, IVN is entitled to earn up to an 80% interest in minerals below 560 m and a 70% interest in minerals above that point. In order for IVN to earn its full interest in the property, the IVN Group must expend $35 million in exploration and development over an eight year period, which commenced in November 2004. The expenses of holding the MEL must be paid by IVN. The Shivee Tolgoi License was originally granted in 2001, and was renewed by Entrée in 2004 until 2006. The licenseholder will be entitled to obtain one further renewal of the Shivee Tolgoi License for a further two years, at which point the license will expire if the holder does not convert the MEL into a mining license. The Shivee Tolgoi License is adjacent to the OT License, and the northern edge of the Hugo North deposit abuts the southern edge of the MEL.

IMMI must pay a yearly per hectare fee to the Mongolian government in order to maintain the OT License in good standing. The license fees are $5 per hectare in years one to three, $7.50 per hectare in years four and five and $10 per hectare thereafter. The property was surveyed by an independent consultant in 2002 and by a qualified Mongolian Land Surveyor in 2004 to establish the legal boundaries of the OT License concession.
The Mongolian government imposes a royalty of 2.5% on the sale value of all minerals mined in the country except gold extracted from placer, which is assessed a royalty at a rate of 7.5% of the sales value of such mineral. IVN holds a 2% net smelter returns royalty over the property which was purchased from BHP Exploration in 2003.
Environment
Holders of a mining license in Mongolia must comply with environmental protection obligations. These obligations include submitting an environmental plan along with annual work plans and posting an annual bond against completion of environmental compliance obligations with the relevant Soum (district), which in the case of the OT License is the Khanbogd Soum. In March 2003, IMMI completed and submitted to the Mongolian government an environmental baseline study respecting the Oyu Tolgoi Project. The study is being used to support the preparation of an environmental impact assessment (an “EIA”) of the project. An EIA is a statutory requirement for the project development work, and IMMI has retained independent consultants to assist in the preparation of the EIA. The EIA consists of three parts: (i) road, (ii) water supply, and (iii) mine and processing facilities. IMMI submitted the road component in 2004 and the water supply component in 2005. Both of these have been approved by the Ministry for Nature and Environment. IMMI expects to submit the mining and process facility component of the EIA in 2006. This report assesses the impacts associated with the development plans contained within the Oyu Tolgoi Integrated Development Plan released in 2005. A supplementary environmental assessment report was submitted to the Ministry for Nature and Environment for the development of the first development shaft at the Hugo North deposit. An environmental performance bond has been deposited with the Khanbogd Soum administration as surety for completion of exploration and development environmental protection work for 2006. The bond reflects the predicted environmental protection measures arising out of exploration work on the OT License in accordance with the Minerals Law of Mongolia.
IMMI pays to the Khanbogd Soum an annual fee to account for water and road usage. IMMI also retained the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Oyu Tolgoi Project and has removed all archaeological sites that were identified in those studies as potentially being endangered by the project.
Accessibility, Climate, Local Resources and Physiography
The Oyu Tolgoi Project is located in the South Gobi region of Mongolia, approximately 570 km south of the capital city, Ulaanbaatar. The most prominent nearby community is Dalanzadgad, with a population of approximately 15,000, which is located approximately 220 km northwest of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, domestic airport and a 6 megawatt capacity coal-fired power station. The closest community to the property is Khanbogd, the centre of the Khanbogd Soum. Khanbogd has a population of approximately 2,500 and is located 45 km to the east of the property.
Road access to the property follows a well-defined track directly south from Ulaanbaatar requiring approximately 12 hours travel time in a four-wheel drive vehicle. IMMI has also developed a 2,000 m dirt airstrip within the Oyu Tolgoi property that allows the property to be serviced by a 50 passenger, turbo prop aircraft. Mongolian rail service and a large electric power line lie 350 km east of the property at the main rail line between Ulaanbaatar and China. The China-Mongolia border is located approximately 80 km south of Oyu Tolgoi. The Chinese government has upgraded a highway to the Mongolian border, which now provides a direct link between the border south of Oyu Tolgoi to the trans-China railway system.
The south Gobi region has a continental, semi-desert climate with cool springs and autumns, hot summers, and cold winters. The average annual precipitation is approximately 80 millimetres, 90% of which falls in the form of rain with the remainder as snow. Temperatures range from an extreme maximum of about 36 degrees Celsius to an extreme minimum of about -31 degrees Celsius. The area occasionally receives very high winds accompanied by sand storms that often severely reduce visibility for several hours at a time. IMMI conducts exploration activities year-round and believes that mining operations can also be run on a year-round basis.
The property ranges in elevation from 1,140 m to 1,215 m above sea level. The region is covered by sparse semi-desert vegetation and is used by nomadic herders who tend camels, goats and sheep. The topography largely consists of gravel-covered plains, with low hills along the northern and western borders. Scattered, small rock outcrops and colluvial talus are widespread within the northern, western and southern parts of the property. IMMI believes that this topography will be amenable to the construction of the necessary infrastructure for mining operations, including tailings storage sites, heap leach pads, waste disposal, and processing plant sites. Seismicity studies related to the property have been conducted and IMMI has determined that the seismicity of the project area is generally low.
The Mongolian Minerals Law and Mongolian Land Law govern IMMI’s surface rights on the Oyu Tolgoi Project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws permit license holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities. IVN expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.
Power sources are currently sufficient for exploration activities. The nearest power line is 350 km away, so IMMI operates a number of diesel generators for camp electrical needs. A small power station consisting of six one MW diesel generators has been installed to provide power for sinking Shaft No. 1. Additional power sources will need to be developed prior to the commencement of mine development and mining operations. IMMI is exploring the possibility of utilizing currently undeveloped coal deposits as a source of power supply.
Water is widely available from shallow wells, and is sufficient for exploration purposes. A more substantial source of water will be required for development and mining operations. Groundwater supply investigations by independent consultants for the Oyu Tolgoi Project have been ongoing since April 2002. IMMI has identified three deep sedimentary groundwater systems within 100 km of the Oyu Tolgoi Project. Investigative drilling of two of these systems and computer modeling of the systems has now been completed and indicates that these groundwater systems will be able to meet the water demand for a production rate of up to 40 million tpy. The use of the water from these systems is subject to finalization of the EIA for the project and the issue of extraction licenses by the Mongolian government.
History
Old diggings and small amounts of slag found in the area indicate that the Oyu Tolgoi area was subject to small scale mining activity in ancient times. However, modern mineral exploration did not begin in earnest in the area until 1996, when the Magma Copper Company Ltd. began a reconnaissance program which examined more than 60 copper occurrences in various parts of Mongolia. In 1996, after BHP Exploration acquired Magma Copper Company Ltd., BHP Exploration continued the reconnaissance program in western and southern Mongolia.

BHP Exploration first visited the Oyu Tolgoi Project in September 1996 as part of its regional reconnaissance program of the south Gobi region. BHP Exploration subsequently applied for, and was granted, an exploration concession covering 1,350 square km. After geological mapping, stream and soil sediment surveys and magnetic and IP surveys, BHP Exploration completed 6 diamond core holes totalling 1,102 m during the 1997 field season. With encouraging results from two of the holes, a second phase of drilling was undertaken in 1998, consisting of an additional 17 widely spaced core holes totalling 2,800 m. These holes failed to return significant mineralization and BHP Exploration suspended the project pending economic review. In 1999, following a review of past results, additional drilling and continued exploration on the property was planned but never carried out. BHP Exploration then offered the properties for joint venture.
IMMI originally acquired its interest in the property from BHP Exploration in May 2000 pursuant to the Earn-in Agreement. Shortly thereafter, IMMI carried out a RC drill program to delineate a chalcocite blanket intersected by one of BHP Exploration’s diamond drill holes. This program consisted of 109 RC holes totalling 8,828 m. The holes were targeted to define supergene copper mineralization that might be amenable to a heap leaching SX-EW process similar to the one used at the Monywa Copper Project. While the results further defined parameters of a chalcocite blanket at Central Oyu, IVN reviewed the results and decided that the chalcocite blanket was neither large enough nor high grade enough to be economic as a stand-alone deposit.
In 2001, IMMI continued the RC drilling program to expand the chalcocite blanket and locate additional supergene resources. IMMI also completed three diamond drill holes to test deep hypogene copper and gold potential. One of these holes, OTD 150, intersected 508 m of chalcopyrite-rich mineralization grading 0.81% copper and 1.17 g/t gold, while another hole, OTD 159, intersected a 49 m thick chalcocite blanket grading 1.17% copper and 0.21 g/t gold and 252 m of hypogene covellite mineralization grading 0.61% copper and 0.11 g/t gold.
The diamond drill holes were sufficiently encouraging for IMMI to conduct a major follow-up drill program that resulted in the discovery of the Southwest Oyu deposit. In late 2002, drilling in the far northern section of the property intersected 638 m of bornite-chalcopyrite rich mineralization grading 1.61% copper and 0.07 g/t gold starting at a depth of 222 m. This marked the discovery of the Hugo Dummett Deposits.
IMMI completed the earn-in requirements under the Earn-in Agreement with BHP Exploration by the first quarter of 2002. After certain back-in rights held by BHP Exploration expired, BHP Exploration transferred title to the relevant mineral exploration license to IMMI in the summer of 2002. Pursuant to the Earn-in Agreement, BHP Exploration retained a 2% net smelter returns royalty on production from the Oyu Tolgoi Project. IVN acquired this royalty from BHP Exploration in November 2003 in consideration for the payment to BHP Exploration of $37,000,000.
In February 2004, a scoping study was prepared for development of the Oyu Tolgoi Project. The report considered mine development options ranging from a 20-year mine life to a 40 year mine life, with all deposits except Hugo North being mined by open pit and Hugo North being mined by block caving. Subsequent to the preparation of that report, IVN adjusted certain aspects of the mine plan and determined to produce a new economic assessment of the project that is now represented by the IDP.
Geology and Mineralization
The Oyu Tolgoi Project lies near the boundary of the South Mongolian and the South Gobi tectonic units, in the Kazakh Mongol Belt. The project area falls within the Gurvansayhan Terrane, which consists of highly deformed accretionary complexes and oceanic island arc assemblages. The area is dominated by a broad corridor of major strike-slip faults, contractional fault and fold belts and fault-controlled Mesozoic sedimentary basins.

The Oyu Tolgoi Project area lies within an east to west trending belt of volcanic and sedimentary rocks of continental margin and island arc affinities. The two major stratigraphic sequences recognised in the project area are a sequence of tuffs, basaltic rocks and sedimentary strata of probable island arc affinity, assigned to the Upper Devonian Alagbayan Formation and a sequence of overlying succession containing conglomerates, fossiliferous marine siltstones, sandstones, waterlain tuffs and basaltic to andesitic flows and volcaniclastic rocks, assigned to the carboniferous Sainshandhudag Formation. There is also a thin covering of stratified clays and clay-rich gravels overlying the two main sequences, infilling paleochannels and small fault-controlled basins.
The Alagbayan Formation sequence includes four major lithological divisions. The lowest division consists of mafic volcanic flows and volcanogenic sedimentary rocks, often forming a sequence several hundred m thick. Within this division are subunits consisting of volcanogenic siltstone, porphyritic basalt and lapilli tuff to volcaniclastic conglomerate/breccia. These rocks are commonly strongly altered and host much of the contained copper found on the property. The other three divisions include a layer of volcanic rocks of dacitic composition up to 200 m thick, a sequence of clastic sedimentary rocks that overlies the dacitic composition that is up to 100 m thick and a sequence of basaltic flows and volcaniclastic rocks overlain and interstratified with thinly bedded siltstone and massive sandstone averaging up to 600 m thick.
The Sainshandhudag Formation lies above the Alagbayan Formation sequence, and consists of a lower tuffaceous sequence, an intermediate clastic package and an uppermost volcanic sequence. The lowest sequence consists mainly of andesitic lapilli tuff and measures up to 200 m in thickness. The intermediate sequence typically shows a progression from a lower conglomerate-sandstone-siltstone dominant unit to an overlying siltstone-waterlain tuff unit up to 200 m in thickness. The uppermost sequence consists of a thick layer of andesitic to basaltic flows and volcaniclastic rocks comprising several subunits that can be up to 800 m thick.
Interspersed within the principal stratigraphic sequences are several formations of intrusive rocks and several faults. The rock intrusions range from large batholithic intrusions to narrow discontinuous dykes and sills, and consist of at least seven different classes of rock, including mafic dykes with basalt or dolerite, rhyolite dykes and sills, horneblende biotite andesite and dacite dykes and a large biotite granodiorite intrusions that forms a dyke system along the western side of the Hugo Dummett deposits. The most voluminous intrusions are a series of QMD intrusions. The porphyry style mineralization at Oyu Tolgoi is genetically linked to these QMD intrusions.
There is a complex network of faults, folds and shear zones that cross-cut and underlie the project. The southern end of the mineralized deposits is bounded by the Solongo fault. All of the significant mineralization discovered on the property is on the northern block of this fault. Other significant faults include the West Bat fault and the East Bat fault, which respectively bound the west and east side of the zone of mineralization constituting the Hugo Dummett deposits.
Southern Oyu Deposits
The Southern Oyu deposits consist of a series of deposits known as Southwest Oyu, South Oyu, Central Oyu and Wedge. These deposits form contiguous zones of mineralization representing multiple mineralizing centres, each with distinct styles of mineralization, alteration and host lithology. The boundaries of the individual deposits coincide with major fault zones.
The geology and mineralization of the Southwest Oyu deposit is characterized by a gold-rich porphyry system, with a high-grade core about 250 m in diameter and extending over 700 m vertically (the “Southwest Gold Zone”). Over 80% of the deposit is hosted by porphyritic basalt of the Alagbayan Formation, with the remainder hosted by QMD intrusions. The high-grade core is enclosed by a large, low-grade ore shell approximately 600 m by 2,000 m in area. The system is low sulphide and the copper and gold mineralization is related to chalcopyrite.
Mineralization at Southwest Oyu consists mainly of finely disseminated pyrite-chalcopyrite with minor bornite and massive chalcopyrite veins cross-cutting and impregnating earlier deformed quartz vein stock works and the basalt, QMD host rocks. The mineralization is related to a late stage sericite and sericite-biotite-albite overprint, which affects the QMD intrusions and basaltic wall rocks. The high grade core is centred on a 10 m to 30 m wide, vein-rich QMD dyke and extends for over 100 m into the adjacent porphyritic augite basalt. Gold to copper ratios vary between 0.5 to one and one to one in the outer margin of the deposits increasing to approximately two to one into the high grade gold core, with the highest ratios consisting of up to three to one in the deeper parts of the deposit. Outside the Southwest Gold Zone, the augite basalts contain anomalous gold contents, which become subtly gold-richer southward.
South Oyu is a copper porphyry deposit, developed mainly in the Alagbayan Formation strata consisting of basalt and dacite tuff units. The deposit is cut by numerous barren dykes, including one major east-west rhyolite dyke that cuts east to west through the middle of the deposit that is up to tens of m wide. Unlike Southwest Oyu, the South Oyu system is not gold rich. Copper mineralization at South Oyu is associated with stockworks of thin quartz and sulphide veins, and consists of finely disseminated pyrite-chalcopyrite and bornite.
The Central Oyu deposit is hosted in a swarm of feldspar-phyric QMD intrusions, emplaced into porphyritic augite basalt and dacite tuff of the Alagbayan Formation. The basalt flows and dacite tuffs are preserved as a series of isolated, irregular bodies within the QMD dyke swarm, which are up to 200 m thick and extend several hundred m down dip to the limit of drilling. Mineralization includes high-sulphidation with copper mineralization consisting of covellite, chalcocite and minor enargite, a body of copper and gold porphyry mineralization consisting primarily of chalcopyrite and a shallow chalcocite enrichment blanket. The high-sulphidation mineralization and its associated advanced argillic alteration and mineralization are telescoped onto an underlying and peripheral porphyry system. The chalcocite blanket appears to overlie the covellite-rich quartz-veined zones in pyrite-rich QMD. The quartz-veined zones are also strongly covellite mineralized. Supergene mineralization underlies a leached cap extending 20 to 80 m below the surface, containing an enrichment blanket with an upper chalcocite and lower covellite zone. The style of mineralization with the largest volume is the high-sulphidation system with finely disseminated pyrite-covellite-chalcocite. The covellite mineralization generally averages about 0.7% copper and is characterized by high pyrite content and minor enargite.
The Wedge deposit occurs as a sequence of Alagbayan Formation strata similar to the South Oyu deposit, except the dacite tuff unit is significantly thicker at up to 180 m. The Wedge deposit is structurally and stratigraphically similar to Central Oyu, with numerous stratigraphic contacts that are relatively continuous, leading IMMI to believe that the two deposits are one structurally intact block that has been displaced downward relative to the other Southern Oyu deposits. Mineralized rocks are cut by numerous barren dykes, including biotite, granodiorite, horneblende, biotite andesites and rhyolite. Mineralization is found mostly in the dacitic tuff, grading downward into chalcopyrite in basalt and QMD rocks. There is little gold mineralization.
Hugo Dummett Deposits
The Hugo Dummett Deposits consist of Hugo South, Hugo North and the Hugo North Extension. These deposits represent a continuous zone of mineralization that is elongated in a north-northeasterly direction over a strike length of at least 3 km. While mineralization of the Hugo Dummett Deposits is virtually continuous, IMMI has divided the mineralized zone into three deposits for the purposes of resource estimation, development and mine planning. Hugo South and Hugo North are separated by a 110 degree sub-vertical fault that displaces Hugo North vertically down a modest distance from Hugo South. Hugo North Extension represents the extension of the Hugo North deposit into the Shivee Tolgoi License.
The Hugo Dummett Deposits occur in a northerly striking, moderately to steeply east dipping monocline that is bounded and intruded by several faults, including a near vertical fault that controls the western edge of the deposit known as the West Bat Fault and a near vertical fault that controls the eastern edge of the deposit known as the East Bat Fault. The host rocks to the deposit are basalt and minor volcaniclastic strata of the Alagbayan Formation and QMD intrusive rocks. These rocks are overlain by dacite tuffs and breccias that form a sequence approximately 100 m to 200 m thick. Overlying the dacite tuffs are sedimentary and volcanic rocks of the upper Alagbayan Formation and Sainshandhudag Formation that is up to 600 m thick in places. Intrusive into main rock formations are a series of QMD intrusions that host most of the mineralization.
The width of the mineralized zone on the Hugo Dummett deposit varies along strike from 200 m to in excess of 500 m. Mineralization dips generally to the east from as low as 40 degrees to up to 80 degrees, but is generally above 60 degrees and increases to sub-vertical at the northern end of Hugo North.
Hugo South consists of a lower gold to copper ratio than Hugo North, averaging 10 to one copper to gold in most of the deposit. It is closer to the surface than Hugo North, with the lowest portion of the deposit approximately 700 m below surface compared to 1,500 m below the surface for Hugo North. Mineralization is centred on a high-grade zone typically grading in excess of 2% copper within a series of intense quartz stockwork veining which, in much of the deposit, is localized within narrow QMD intrusions and extends into the enclosing basalt and dacite tuff. The sulphide mineralization consists of chalcopyrite, bornite, chalcocite and pyrite. The sulphides are zoned, with bornite, chalcocite and tennantite comprising the highest grades, often in excess of 2.5% copper, then grading outwards to chalcopyrite at between 1% to 2% copper and then pyrite-chalcopyrite and other minerals grading at less than 1% copper. The gold-rich QMD does not occur in Hugo South with the result that the gold grades are typically less than 0.1 g/t while the late, weakly mineralized QMD forms the base of the deposit.
Hugo North contains the same formation of high-grade copper zone as South Oyu, consisting of a zone of intense stockwork to sheeted quartz veins centred on QMD intrusions and extending into the adjacent Alagbayan Formation basalt. Unlike Hugo South, the Hugo North quartz veining also hosts significant gold mineralization. The copper mineralization in the high-grade zone is also greater, at up to 3% to 5% copper, and the main zone is accompanied by a moderate to high-grade copper and gold values in nearby QMD intrusions below and to the west of the intense vein zone. In other respects, Hugo North and Hugo South have similar mineralogy and zonation patterns. Bornite is dominant in the highest grade part of the deposit, at 3% to 5% copper and is zoned outward to chalcopyrite at approximately 2% copper. Copper also occurs at grades of less than 1% in pyrite-chalcopyrite with other minerals and contained mostly in the dacitic tuff sequence.
All of the deposits display alteration zones, including K-silicate, advanced argillic, muscovite/sericite and intermediate argillic styles. The copper in the deposits also correlates with elevated abundances of silver, selenium and tellurium. Small amounts of zinc, arsenic, lead and mercury also occur with or near the high-grade zone.
On the Hugo North Extension, mineralization is similar to that characterizing the northern part of the Hugo North deposit. High copper grades are associated with equally elevated gold values, with copper and gold ratios typically around 2 to 4 to one. The most significant geological difference between the Hugo North Extension and the main deposit to the south is the greater structural complexity present in the former. This structural complexity is manifested in a more variable strike and steeper dip to the mineralized zone, a higher prevalence of faults, and structurally-induced discontinuities in the high-grade zone. These features are the result of post-mineral deformation.

Both the mineralized zone and lithologic contacts in the enclosing and overlying rocks display an abrupt right-hand stepover of around 200 m, starting at the border of the deposit with the main Hugo North deposit. Recent drilling in this zone has proven that this stepover is a flexure/fold with a short, east-west striking limb, rather than a fault offset. North of the flexure, grade continuity is more difficult to predict, and the western margin of the deposit consists of a zone of complex faulting. These faults typically result in a sliver of weakly- to moderately- mineralized QMD lying between the subvertical high-grade deposit core, and non-mineralized Devonian and Carboniferous rocks to the west of the fault system.
Exploration
IMMI’s exploration at Oyu Tolgoi has consisted mainly of remote sensing and geophysical methods, including satellite image interpretation, detailed ground magnetics, Bouguer gravity and gradient array IP, as well as extensive drilling. These activities have enabled IMMI to construct detailed geophysical and geological mapping of the entire property, as well as the nearby mining licenses owned by IMMI, and have supplemented the understanding of the property derived from drilling. Outcropping prospects, including Southwest, South and Central Oyu, have been mapped at 1:1,000 scale, while the central part of the exploration block was mapped at 1:5,000 scale. The entire remaining exploration block has been mapped at 1:10,000 scale. In 2004, extensive surface trenching by excavators and shallow overburden RC drilling was conducted to provide bedrock geology over the extensive areas devoid of outcrop. As a result the geology is well defined over the entire 10 km by 8 km concession block.
Gradient array IP has been conducted on north to south, and subsequently east to west lines at 200 m line spacing, with electrode spacing up to 11 km. A further IP survey covered the deposit areas with a more detailed program using multiple electrode spacing. An airborne magnetometer was flown by BHP in the late 1990s at a height of 100 m on 300 m spaced, east to west oriented lines. IMMI conducted magnetometer surveys on the property, with the northern half using east to west oriented lines on 50 m intervals with 25 m spaced readings and Southern Oyu deposits using a north to south orientation for 5 m intervals on 25 m spaced lines.
A gravity survey was conducted, controlled by GPS, with readings on deposit areas taken on 50 m centres and on the extremities at 100 m centres. The Bouger map was reduced to residual gravity for contouring. Telluric electromagnetic surveying was conducted over the eastern half of the concession to identify smaller drainage basins that could have channelled copper-rich waters during the Cretaceous Period.
In late 2004 IMMI began to extend its exploration program to the outlying Oyu Tolgoi concessions, including the mining licences 6708A, 6710A and 6711A and exploration license 3677X that adjoins and extends the southern limits of the mining concessions. A number of chargeability anomalies with similarities to the Oyu Tolgoi anomaly were discovered on the other concessions and IMMI has conducted diamond drilling with negative results to date. Additional evaluation work will continue to be carried out to determine the extent to which other chargeability anomalies might contain sulphide mineralization or precious metals.
IMMI initiated exploration work on the Shivee Tolgoi Property in November 2004 following the signing of the Joint Venture Agreement. Prior to that time, Entrée had undertaken geochemical remote sensing, geophysics testing, such as ground magnetics, Bouger gravity and pole-dipole geophysical surveying, and geological mapping. Starting at the northern boundary of the OT License, an IP survey was run on 100 m spaced lines oriented east-west to trace the northern projection of the Hugo North Deposit. This initial IP survey used gradient array with 11,000 metre AB electrode spacing, covered an area extending 5.6 km north of the boundary and 10 km in width. Subsequent IP surveys covering smaller areas within the larger area were carried out with gradient arrays. The IP surveys resulted in the delineation of a significant chargeability feature being traced for approximately 4 km north along strike of the Hugo North deposit. Additional IP chargeability targets were also revealed 2.5 km to 3 km west of the Hugo North trend and are referred to as the Eagle anomalies.
Drilling
Diamond drill holes are the most significant source of geological and grade data for the Oyu Tolgoi Project. From the start of IMMI’s diamond core drill program in 2001 to February 1, 2006, IMMI has drilled approximately 620,000 m of core in over 1,200 drill holes. IMMI currently has 8 drill rigs operating on the property and the adjoining Shivee Tolgoi property.
IMMI has relied on wireline methods for all drilling, utilizing HQ and NQ size core and some PQ size core for metallurgical testing. At Hugo North, virtually all holes are initiated in PQ size core to a depth of at least 450 m to 550 m. The rest of the drill hole is then continued using HQ or NQ sized core. On two occasions PQ coring was extended to depth of 1,450 m, allowing IMMI to collect large diameter core from the deep Hugo North deposit. Upon completion of all holes, the collar and anchor rods on drill holes are removed and a PVC pipe inserted in the hole. Each hole collar is marked by a cement block inscribed with the hole number. The holes are not grouted or back filled with cement so as to allow re-entry of individual holes for surveying checks or to permit IMMI to drill new daughter holes. In future, some holes may have to be grouted or cemented to keep near surface water from entering the underground mine workings.
Drill hole collars are located respective to a property grid by either global positioning system or theodolite and electronic distance measuring instruments. Holes are drilled at an inclination of between 45° and 90°, with the majority between 60° and 70°. The drill contractors take down-hole surveys about every 50 m. Where magnetite is present that will affect the deviation of the compass readings in the survey instruments, gyro compasses are used that are not affected by magnetism in the rock.
IMMI uses standard logging and sampling conventions to capture information from the drill core. The core is logged in detail onto paper logging sheets and the data are then entered into the project database. The core is photographed prior to being sampled and the digital photographs are linked to the drill logs enabling the geologist to quickly access specific photographs for any given metre. Drill core is then stacked on pallets in an organized “core farm”. Core recovery in the mineralized units has been usually between 95% and 100%.
IMMI’s current drill program continues to focus on testing the extent to which the mineralized zone of Hugo North extends into the Shivee Tolgoi Property and testing satellite deposits throughout the Oyu Tolgoi Property. IVN has analyzed the results of its most recent drill program completed in the fall of 2005 and reported an updated resource estimate of inferred resources on the Hugo North Extension. IVN is also conducting RC drilling to define the clay cover on the property and underlying bedrock geology for the purpose of a proposed tailings impoundment area.
Sampling, Analysis and Security
IMMI’s sampling procedure includes the collection of core samples taken on continuous 2 m intervals down each drill hole, excluding dykes that extend more than 10 m along the core length. One-half of each NQ and HQ core and one-quarter of each PQ core is taken in the sampling.
The core is split with a rock saw, flushed regularly with cool water. To prevent sampling bias, the core is marked with a continuous linear cutting line before being split. Samples are placed in cloth bags and sent to an on-site preparation facility owned and managed by SGS Analabs Pty. Ltd. (“Analabs”) of Australia for processing.

Core samples are initially assembled into groups of 15 or 16, and then interspersed with four or five quality control samples to make up a batch of 20. The quality control samples comprise one duplicate split core sample and one uncrushed field blank, which are inserted prior to sample preparation, a reject or pulp preparation duplicate, which is inserted during sample preparation, and one or two standard reference material samples, which are inserted after sample preparation.
The prepared samples are placed in wooden shipping boxes, locked, sealed with tamper-proof, numbered tags and shipped under the custody of IMMI to Ulaanbaatar, where they are assayed at a facility operated by Analabs.
Split core samples are crushed to 90% minus 2 to 3 mm. A one kilogram subsample is then riffle split from the crushed sample and then pulverized to 90% minus 200 mesh pulp. A 150 gram sub-sample is split off by taking multiple scoops from the pulverized 200 mesh pulp, which is then placed in a kraft envelope, sealed in a wire glued top.
All samples are routinely assayed for gold, copper, arsenic and molybdenum. Samples are digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water. Gold is determined using fire assay fusion, while copper and molybdenum are determined using acid digestion.
Upon receipt of assay results, values for reference material samples and filed blanks are tabulated and compared to an established round robin program. Assay results that deviate from round robin program results beyond pre-set parameters are rejected and subject to re-assay. IMMI also performs check assays at the rate of one per batch of 20 samples.
The sampling procedure used by IMMI was developed by an independent consultant hired to implement a formal quality assessment and quality control (“QA/QC”) program. IMMI adopted the program in April 2002. The original samples taken from diamond drilling at Southwest Oyu were assayed prior to implementation of the QA/QC program described above. A re-assay program of these early samples indicated a positive bias in the original gold and copper assays of certain samples. Accordingly, in AMEC’s technical reports covering Southwest Oyu, AMEC has made a proportional adjustment of the grades of a number of pre-OTD231 gold assays and copper assays to account for this bias. Since the implementation of the full QA/QC program, IMMI has not been required to conduct re-assay programs or make adjustments for bias to its assay results for subsequent resource estimations.
In preparation for feasibility level metallurgical testing IMMI has conducted a trace element analytical program to map the distribution of potential penalty elements within the deposits. This program has prepared 1 in 5 sample composites from reject -200 mesh pulps representing all drill core intersections in the deposits. These samples are sent to an independent laboratory in Canada for 42 element ICP analysis plus sulphur, mercury, uranium and fluorine. Arsenic and fluorine are currently being modelled to provide a global distribution of the potential penalty elements to facilitate blending strategies if required to reduce the effects of these elements in the concentrates.
Mineral Reserves and Resources
The estimates of mineral reserves and resources on the Oyu Tolgoi Project were classified using logic consistent with the CIM definitions referred to in NI 43-101. The most current estimate data for the Oyu Tolgoi Project consists of:

•	in respect of the Hugo South Deposit, a mineral resource estimate for the Hugo Dummett Deposits reported in a Technical Report prepared by AMEC in June, 2004 . Stephen Juras, a qualified person for the purposes of NI 43-101, prepared the report on behalf of AMEC;

•	in respect of the Southern Oyu Deposits and the Hugo North Deposit, a mineral resource estimate for the Southern Oyu Deposits and Hugo North Deposits, and including a re-tabulation of resources on Hugo South due to a revised definition of the boundary separating the Hugo North and Hugo South Deposits, estimated in May 2005 by AMEC and reported in the May 2005 AMEC Report. Stephen Juras, a qualified person for the purposes of NI 43-101, prepared the report on behalf of AMEC;

•	in respect of the Hugo North Extension and a portion of the Hugo North Deposit, a mineral resource estimate reporting additional inferred resources on the northern portion of the Hugo North Deposit and on the Hugo North Extension, and including a re-tabulation of resources on the Southern Oyu Deposits using higher assumed metal prices of $1.15 per pound copper and $450 per ounce gold, estimated in January 2006 by AMEC and reported in the 2006 AMEC Resource Report. Steven Blower, a qualified person for the purposes of NI 43-101, prepared the report on behalf of AMEC; and

•	a mineral reserve estimate for the Southern Oyu Deposits calculated in January 2006 by GRD Minproc and reported in the GRD Minproc Report. Bernard Peters and Dean David of GRD Minproc, Steven Blower of AMEC and Allan Haines of Steffan Robertson Kirsten (Australiasia) Pty Ltd., all qualified persons within the meaning of NI 43-101, prepared the report on behalf of GRD Minproc.
Oyu Tolgoi Project Mineral Resources
AMEC reports a consolidated resource estimate for the Oyu Tolgoi Property as follows:
Total Oyu Tolgoi Project Resources(1)(2)
(based on a 0.60% copper equivalent cut-off)

				CuEq	Contained Metal(3)
Resource		Cu	Au	(3)	Cu		CuEq(4)
Category	Tonnes	(%)	(g/t)	(%)	(‘000 lbs)	Au (ounces)	(‘000 lbs)
Measured	101,590,000	0.64	1.10	1.34	1,430,000	3,590,000	3,000,000
Indicated	1,046,970,000	1.34	0.42	1.60	30,800,000	14,060,000	36,950,000
Measured + Indicated	1,148,560,000	1.27	0.48	1.58	32,230,000	17,650,000	39,950,000
Inferred	1,250,550,000	1.04	0.24	1.20	28,750,000	9,880,000	33,070,000
Notes:

(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study. This chart does not include estimated resources on the Hugo North Extension Deposits located on the Shivee Tolgoi Property, which property is owned by Entrée but subject to earn-in rights by IVN. In the 2006 AMEC Resource Report, AMEC reported inferred resources of 190,160,000 tonnes grading 1.57% copper and 0.53 g/t gold at a 0.6% cut-off grade on the Hugo North Extension.

(2)	IVN reports Mineral Resources inclusive of Mineral Reserves.

(3)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and U.S.$350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
The estimates were based on 3D block models utilizing commercial mine planning software (Minesite®). Industry-accepted methods were used to create interpolation domains based on mineralized geology and to perform grade estimation with ordinary kriging. A separate resource model was prepared for each of the Deposits. Only hypogene mineralization was estimated, with the exception of a zone of supergene mineralization at Central Oyu. The estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation. AMEC has found this to be an effective method of reducing smoothing and producing estimates that match the Discrete Gaussian change-of-support model and ultimately the actual recovered grade-tonnage distributions.
Modelling consisted of grade interpolation by ordinary kriging. Only capped grades were interpolated. Nearest neighbour grades were interpolated for validation purposes. For both copper and gold, on all deposits except Hugo South, an outlier restriction was used to control the effect of high-grade composites. Resource grade values were also adjusted to reflect likely occurrences of internal and contact dilution from unmineralized post-mineral dykes. AMEC undertook validation procedures that included Discrete Gaussian change-of-support method, comparisons using a nearest neighbour model and visual checks.
Southern Oyu Resources
The data used to calculate the Southern Oyu resource estimate was prepared for and reported in the May 2005 AMEC Report. The mineral resource grade model on the Southern Oyu Deposits was re-tabulated in January 2006 above a 0.30% copper equivalent cut-off grade within a pit shell approximating a copper price of $1.15/lb copper and $450/oz gold. The revised grade and tonnage based on this amendment is reported below.
In the Southwest Gold Zone at Southwest Oyu, drilling is approximately on a 50 m sample spacing. Inspection of the model and drill hole data on plans and sections in the Southwest Gold Zone area, combined with spatial statistical work and investigation of confidence limits in predicting planned quarterly production showed good geologic and grade continuity. When taken together with all observed factors, AMEC decided that blocks covered by this data spacing in the Southwest Gold Zone area may be classified as a Measured mineral resource. A three-hole rule was used where blocks containing an estimate resulting from three or more samples from different holes (all within 55 m and at least one within 30 m) were classified as Measured Mineral Resource.
The bulk of the remainder of the Southern Oyu Deposits were estimated at an Indicated resource level. The drill spacing is at a nominal 70 m on and between sections. Geologic and grade continuity is demonstrated by inspection of the model and drill hole data in plans and sections over the various zones, combined with spatial statistical work and investigation of confidence limits in predicting planned annual production. A two-hole rule was used where blocks containing an estimate resulting from two or more samples from different holes. For the Southwest deposit the two holes needed to be within 75 m with at least one hole within 55 m. For the remaining deposits, both holes needed to be within 65 m with at least one hole within 45 m to be classified as Indicated Mineral Resources. All interpolated blocks that did not meet the criteria for either Measured or Indicated Mineral Resources were assigned as Inferred Mineral Resources if they fell within 150 m of a drill hole composite.

Southern Oyu Deposits — Mineral Resources at 0.3% copper equivalent cut-off(1)(2)

				CuEq	Contained Metal(4)
Resource		Cu	Au	(3)	Cu
Category	Tonnes	(%)	(g/t)	(%)	(‘000 lbs)	Au (ounces)
Measured	126,690,000	0.58	0.93	1.17	1,620,000	3,790,000
Indicated	992,400,000	0.47	0.27	0.64	10,280,000	8,620,000
Measured + Indicated	1,119,100,000	0.48	0.35	0.70	11,840,000	12,590,000
Inferred	266,820,000	0.34	0.23	0.48	2,000,000	1,970,000

Notes:
(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	IVN reports Mineral Resources inclusive of Mineral Reserves

(3)	CuEq has been calculated using assumed metal prices ($1.15/lb. for copper and U.S.$450/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(4)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
Hugo Dummett Mineral Resources
Based upon various technical studies undertaken by AMEC it was concluded that a drill spacing of between 135 – 150 m along strike and 75 m to 100 m down dip is sufficient to classify resource blocks at Hugo Dummett as indicated. Blocks that do not meet these criteria but that are within 150 m of a drill-hole composite are classified as inferred resource. Blocks outside of 150 m from a borehole composite are not classified.
For the Hugo Dummett Deposits resource estimate, IVN created three-dimensional mineralized shells or envelopes based on copper grades of 0.6%, and a quartz vein percentage of 15%. Two additional mineralized shells based on a 0.3 g/t gold threshold were constructed in Hugo North. AMEC checked the shapes for interpretational consistency in section and plan, and found them to have been properly constructed. These shells were then used as interpolation domains. Copper grades for blocks within the copper domains in each deposit or zone were estimated with a hard boundary between the shells. Gold grades for blocks within the gold zone in Hugo North were also estimated with a hard boundary. The background estimation domain used all composites outside of the grade shells.
In Hugo South, all blocks that fell within 150 m of a drill composite were assigned to an Inferred Mineral Resource category. All other blocks were not included in the resource estimate. In Hugo North extensive drilling during 2004 and 2005 succeeded in upgrading much of the inferred resource into the indicated category.

In January 2006, IVN updated the northern 600 m of the Hugo North Deposit in conjunction with the resource estimate over the Hugo North Extension on the Shivee Tolgoi Property. This update included additional down dip drilling in the most northern 400 m of the deposit that was drilled subsequent to the last resource estimate on the deposit in April 2005. As a result of the resource update, additional inferred resources were added to the Hugo North Deposit. Although indicated blocks were re-estimated in the resource update there were no new additional indicated blocks added.
The resource estimate reported in the 2006 AMEC Resource Report extended the strike length of the Hugo Dummett Deposit 650 m. The parameters used for creating the resource model were consistent with those outlined for Hugo North. Only inferred resources were added. The drill sections are spaced approximately 130 m to 150 m apart and holes are 75 m to 100 m apart on section. Drilling is still in progress in this area to upgrade the confidence level on a large portion of the area covered by the Hugo North Extension resource to indicated status. At the time of the resource update there was still infill drilling in progress. This drilling is expected to be completed during 2006.
Hugo North Deposit — Mineral Resources(1)
(Indicated)

Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
(CuEq(2)%)	(t)	(%)	(%)	(g/t)	(000's lb)	(oz)
>=3.00	155,910,000	4.09	3.55	0.85	12,190,000	4,270,000
>=2.00	241,420,000	3.52	3.06	0.72	16,270,000	5,620,000
>=1.00	470,000,000	2.49	2.18	0.48	22,630,000	7,210,000
>=0.60	581,330,000	2.17	1.91	0.41	24,440,000	7,620,000
Hugo North Deposit — Mineral Resources(1)
(Inferred)

Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
(CuEq(2)%)	(t)	(%)	(%)	(g/t)	(000's lb)	(oz)
>=3.00	24,270,000	3.70	3.08	0.97	1,650,000	760,000
>=2.00	79,620,000	2.80	2.21	0.93	3,880,000	2,390,000
>=1.00	443,060,000	1.59	1.32	0.43	12,870,000	6,070,000
>=0.60	671,720,000	1.33	1.11	0.34	16,450,000	7,320,000

Hugo South Deposit — Mineral Resources(1)
(Inferred)

Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
(CuEq(2) %)	(t)	(%)	(%)	(g/t)	(000's lbs)	(oz)
>=3.00	11,950,000	3.51	3.38	0.21	890,000	80,000
>=2.00	38,900,000	2.77	2.67	0.15	2,290,000	190,000
>=1.00	203,590,000	1.59	1.53	0.09	6,860,000	590,000
>=0.60	490,330,000	1.11	1.05	0.09	11,380,000	1,390,000
Hugo North Extension (Shivee Tolgoi) — Mineral Resources(1)
(Inferred)

Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
(CuEq(2)%)	(t)	(%)	(%)	(g/t)	(000's lb)	(oz)
>=3.00	37,630,000	4.18	3.40	1.23	2,820,000	1,480,000
>=2.00	64,060,000	3.48	2.78	1.10	3,920,000	2,270,000
>=1.00	131,230,000	2.42	1.97	0.72	5,690,000	3,020,000
>=0.60	190,160,000	1.91	1.57	0.53	6,590,000	3,240,000
Combined Hugo North and Hugo South Deposits — Mineral Resources(1)
(Indicated and Inferred)
(does not include Shivee Tolgoi inferred resources)

	Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
Class	(CuEq(2)%)	(t)	(%)	(%)	(g/t)	(000's lb)	(oz)
Indicated	>=3.00	155,910,000	4.09	3.55	0.85	12,190,000	4,270,000
	>=2.00	241,420,000	3.52	3.06	0.72	16,270,000	5,620,000
	>=1.00	470,000,000	2.49	2.18	0.48	22,630,000	7,210,000
	>=0.60	581,330,000	2.17	1.91	0.41	24,440,000	7,620,000

	Cutoff Grade	Tonnes	CuEq(2)	Cu	Au	Cu(3)	Au(3)
Class	(CuEq(2) %)	(t)	(%)	(%)	(g/t)	(000's lb)	(oz)
Inferred	>=3.00	36,220,000	3.64	3.18	0.72	2,540,000	840,000
	>=2.00	118,520,000	2.79	2.36	0.67	6,170,000	2,580,000
	>=1.00	646,650,000	1.59	1.39	0.32	19,730,000	6,660,000
	>=0.60	1,162,050,000	1.24	1.08	0.23	27,830,000	8,710,000

Notes:
(1)	Mineral resources are not mineral reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

(2)	CuEq has been calculated using assumed metal prices ($0.80/lb. for copper and U.S.$350/oz for gold); %CuEq. = % Cu + Au (g/t) x (11.25/17.64).

(3)	The contained gold and copper represent estimated contained metal in the ground and have not been adjusted for the metallurgical recoveries of gold and copper.
Southern Oyu Mineral Reserves
In January 2006 GRD Minproc upgraded the measured and indicated gold and copper resources contained within the planned open-pit deposits in the Southern Oyu Deposits established in the IDP to proven and probable mineral reserve categories. Total proven and probable open-pit reserves are estimated to be 930 million tonnes, with a grade of 0.50% copper and 0.36 g/t gold, containing 8.9 billion pounds of recovered copper and 7.6 million ounces of recovered gold.
Southern Oyu Mineral Reserves – January 2006

					CuEq	Recovered	Recovered
	Ore	NSR	Copper	Gold	Grade	Copper	Gold
Class	(tonnes)	$/t	(%)	(g/t )	(%)	(‘000 lbs)	(ounces)
Proven	127,000,000	15.91	0.58	0.93	1.18	1,451,000	2,833,000
Probable	803,000,000	7.96	0.48	0.27	0.66	7,431,000	4,768,000
Total	930,000,000	9.05	0.50	0.36	0.73	8,882,000	7,601,000
The key parameters in determining the Mineral Reserves are (i) assumed metal prices of US$400/oz gold and US$1.00 /lb copper; and (ii) block value Net Smelter Return (“NSR”) cut-off grades of US$3.54 per tonne for Southwest Oyu and $3.39 per tonne for Central Oyu.
In order to estimate the reserves, GRD Minproc relied on the resource model provided by AMEC in its prior resource estimates on the Southern Oyu deposits, and then applied proposed mining parameters from the IDP. This includes pit designs using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the IDP. The estimate was prepared on a simplified project analysis on a pre-tax basis. Key outstanding variables noted by GRD Minproc include the Stability Agreement, marketing matters, water supply and management and power supply.

Only measured resources were used to report proven reserves and only indicated resources were used to report probable reserves. The mineral reserve estimate is primarily based on the IDP and relies only on the resources and facilities necessary to support an open pit mine at Oyu Tolgoi. The report only considers mineral resources in the measured and indicated categories, and engineering that has been carried out to a prefeasibility level or better to state the open pit mineral reserve. Approximately four million tonnes of reserve grade ore were not included as they were below a 0.3% CuEq grade, but above the NSR cut-off grades.
Comparison of the reserve to the total tonnes in the resource model indicates that at the reserve cut-off grades 100% of measured resource tonnage has been converted to proven mineral reserve. The probable to indicated ratios are tonnage 75%, recovered copper metal 79% and recovered gold metal 70%. Of the total reserve and total resource within the block model, the reserve resource ratios are: tonnage 55%, recovered copper metal 64% and the recovered gold metal 70%.
Mineral Processing and Metallurgical Testing
AAJV and IMMI initiated a metallurgical testwork program in early 2004 which extended through to 2005. This program was designed to confirm the flotation and comminution response of ores from the Southwest, Central, Hugo South, and Hugo North Deposits. Laboratory batch-scale and pilot-plant flotation testwork programs and laboratory-scale comminution testwork were conducted, as well as work to define fundamental flotation and comminution parameters and confirm laboratory-scale testwork in a SAG pilot-plant test program.
The bench-scale flotation testwork was conducted in three phases. First, a flowsheet was developed and optimized for Southwest Oyu ore. A simple, typical flowsheet for porphyry copper ore treatment was found to work well for all ore types, using a primary grind of 80% passing 150 microns, regrinding to 80% passing 25 microns and two or three stage cleaner flotation.
Following flowsheet verification, locked-cycle tests and batch tests were performed on composites corresponding to ore-release schedules, and batch flotation tests were performed on a large number of spatially distributed samples to gauge the variability of flotation response throughout each orebody. The test results were compared and algorithms developed to relate flotation response to mine model parameters, such as head grade and copper/sulphur ratio, to protect metallurgical response to each ore block in the mine plans.
In parallel with the conventional flotation program, basic flotation parameters were measured at a flotation simulator to determine the required flotation residence times and circulating load parameters.
Toward the end of the test period, additional samples were collected from areas of step-out drilling to the north of the original Hugo North sample locations. This material was tested under the same flotation conditions, and results were similar and repeatable. Because of time constraints, conditions for this relatively high grade, low-sulphur ore have not been fully optimized.
Throughput rates for the concentrator were assessed using a simulator. Simulator input data include SAG performance index, bond ball mill work index, and crushing index, all of which were determined from small-diameter core obtained from the resource drilling program, providing a large sample suite without the need for special metallurgical drill programs. To increase confidence in the results, a second simulator was used as a secondary comminution model.
To assess potential grinding circuit configurations, a special suite of 26 samples of large-diameter (PQ) core was taken from diamond drill holes specifically sited to intercept all of the major ore types, classified by lithology and alteration. Hardness parameters were measured for each sample, and a grinding circuit model was developed for each ore type. Run-of-mine ore size was obtained from a blasting analysis.

The calibrated models were then applied to simulations of potential configurations for representative sample sets of Southwest and Hugo North ore. The selected configuration is open-circuit SAG with secondary pre-crushing. The SAG product is screened, with oversized material crushed in closed circuit with vibrating screens and undersized material reporting to ball mills in closed circuit with cyclones. The analysis indicated that the circuit throughput rate will be limited by the SAG mill more than 90% of the time. A subsequent SAG mill pilot program conducted by SGS Lakefield in April 2005, using a 250-tonne bulk sample of ore from the Southwest Oyu deposit, confirmed the results of the small-scale testwork.
In January 2005, IMMI completed a 74 m deep, three m diameter shaft at Southwest Oyu. A 246 tonne bulk sample was taken from the bottom four m of the shaft, believed to represent the average hardness of the Southwest Oyu deposit. The sample was taken near the top of the mineralized zone containing greater than one g/t gold. A mobile crusher unit was deployed on site to crush and bulk sample the individual stockpiled rounds from the shaft to gain a more representative estimate of the gold and copper grades as compared to the grades from the drill holes.
IMMI continues with feasibility level metallurgical test program using PQ half core samples from Southwest Oyu and pre-feasibility level metallurgical test work on one-quarter PQ core samples from the Hugo Dummett Deposits, focused on Hugo North. IMMI is currently conducting grinding tests with a view to providing engineering parameters for semi-autogenous grinding. IMMI is also conducting column leaching test work to assess the potential for copper recovery from heap leaching of both the chalcocite supergene mineralization overlying Central Oyu and from covellite mineralization that underlies the supergene chalcocite blanket. Results of this work are pending release of feasibility studies on the project.
Integrated Development Plan
The IDP was completed in September 2005. In preparing the report, AAJV utilized an integrated engineering team, which included personnel from AMEC, Ausenco Limited, McIntosh Engineering, the mining group of GRD Minproc and SRK Consultants. The report assesses development alternatives open to IVN and charts an implementation path for developing the Oyu Tolgoi Project. AAJV then applies a series of financial analyses for different scenarios. The IDP was summarized in a Technical Report of AMEC dated October 1, 2005, which was filed with applicable Canadian securities regulatory authorities and is available for review at www.sedar.com.
The IDP envisions the staged development of the Oyu Tolgoi Project, over a 15-year period, as a major copper and gold mining complex having an ultimate mine life that is expected to exceed 40 years. The IDP consists of a feasibility-level evaluation of an initial, large open-pit mine developed on the near-surface Southern Oyu deposits and a pre-feasibility-and scoping-level evaluation of the associated infrastructure, such as power supply, and at least two very large underground block cave mines at the high-grade Hugo Dummett deposits. Due to the mixed nature of the confidence levels, the report is classified as a preliminary assessment for NI 43-101 purposes.
The IDP includes an economic evaluation of the Oyu Tolgoi Project using the mineral resources estimated by AMEC in reports prepared prior to the September 2005 release date of the IDP. These resource estimates consisted of measured and indicated resources on the Southern Oyu deposits and approximately one-half indicated and one-half inferred resources on the Hugo Dummett deposits. Since that date, GRD Minproc has upgraded the resources reported on the Southern Oyu deposits to mineral reserves and AMEC has increased the size of the inferred resource estimate on the Hugo Dummett Deposits. Recent resource estimates have also added additional inferred resources from the Hugo North Extension and Hugo North deposits to the inventory of mineralization. Mineral resources which are not reserves do not have demonstrated economic viability. Until there is additional underground drilling and geotechnical rock characterization to upgrade the indicated

and inferred resources to measured and indicated resources, the economic analysis contained in the IDP is a preliminary assessment and there can be no certainty that the predicted results of the IDP will be realized.
Mine Plan
In the IDP, a multi-phase development of copper and gold deposits at Oyu Tolgoi through large underground and open pit mines was proposed. The IDP contemplates average annual production capacity in excess of one billion pounds of copper and 330,000 ounces of gold for at least 35 years and peak annual production exceeding 1.6 billion pounds of copper and 900,000 ounces of gold, based on a two-phase approach to developing the mine.
The open pit mine design was completed by GRD Minproc. The design divides potential development of the open pit in nine stages. The first three stages cover Southwest Oyu and the Wedge deposit, while later stages would expand to Southern Oyu and Central Oyu. Accordingly, the ore feed will focus on the gold-rich areas of the Southern Oyu deposits for the initial stages. Starting in stage 4 when production moves to South Oyu and Central Oyu, gold grades will drop significantly. The IDP only addresses development of the first four stages of the open pit, with the remaining five stages available to expand the project life beyond the current schedule. It was recommended that open pit mining be conducted with a fleet of 220 to 240 tonne trucks and hydraulic shovels operated by IMMI.
On the Hugo Dummett Deposits, McIntosh Engineering prepared the mine plan for those deposits recommended underground mining by block caving. This method will require the development of deep production shafts to provide access for personnel, equipment and supplies and for hoisting ore and waste. IMMI is in the process of developing an approximately 1,200 m shaft to access Hugo North. The IDP contemplates a total of four shafts for Hugo North over the 15-year build-out. At appropriate depths, IMMI would commence lateral development to extract ore. An estimated 88,200 m of lateral development and 6,400 m of vertical development is proposed. On Hugo North, IMMI would extract the ore through two rows of lateral development (lifts). Mining would target the 2% plus copper shell identified in Hugo North. The Hugo South Deposit would also be developed through block-cave mining, but only under an expanded production mining scenario.
AAJV suggests that ore can be treated in a conventional flotation concentrator, using conventional technology. An ore-processing flow sheet was proposed based upon a large flotation concentrator using conventional 40-foot-diametre semi-autogenous (“SAG”) mills, ball mills and flotation. The current estimates for capacity are 20 million tpy (70,000 tpd) for the plant, with a second facility being built under the expanded case to accommodate a production increase to 40 million tpy (140,000 tpd). The concentrate would then be sold to smelters. During the initial three years of operation, mill feed would be primarily sourced from the Southwest Oyu open pit while the initial underground block cave mine at the copper-rich, higher-grade Hugo Dummett North Deposit was being developed. After year 3, production from the Hugo North Deposit would commence. By year 5, Hugo North would be the predominant source of mill feed for the concentrator. With modifications to the downstream portion of the concentrator, the softer underground mill feed is expected to facilitate a throughput rate of 85,000 tpd by year 6 in the single SAG circuit concentrator. At this point, open-pit production would be curtailed and only stages 1 and 2 of the ultimate nine-stage open-pit mine plan would have been mined. In this Base Case scenario, Hugo North would provide the mill feed to beyond year 40.
Phase 2 of the IDP, the Expanded Case, would be initiated with a decision in year 3 to develop a block-cave mine at the Hugo South Deposit and proceed with the stripping of stages 3 & 4 of the open-pit mine. The capacity of the concentrator would be doubled through the addition of a second SAG milling circuit and related infrastructure increases, to increase Oyu Tolgoi’s combined open-pit and underground production to at least 140,000 tpd by year 7. Hugo North mill feed, combined initially with feed from stages 3 & 4 of the open-

pit mine, would ensure that the 140,000 tpd production rate was maintained. By year 12, when production from Hugo South would commence, underground production alone is expected to reach 140,000 tpd.
The IDP indicates that Oyu Tolgoi could produce approximately 35 billion pounds of copper and 11 million ounces of gold over the projected, initial 35-year life of the mine, based on resources delineated as at the date of the IDP.
Financial Modelling
The IDP financial models were constructed using a base copper price of $1.00/lb and a base gold price of $400/oz, and are based on interpretation of existing tax, mining and other relevant Mongolian laws. The estimated net present value (“NPV”) of the Oyu Tolgoi Project, assuming the Expanded Case production is developed as scheduled to 140,000 tpd at an 8% discount rate, is $3.44 billion before tax and $2.71 billion after tax. At a 10% discount rate, the NPV is $2.40 billion before tax and $1.85 billion after tax. At an 8% discount rate, the IRR of the Expanded Case is 19.75% after tax, and the payback period is 6.5 years.
The engineering assessment of initial capital required to fund the open-pit mine and the associated milling complex, capable of processing 70,000 tpd, is estimated at $1.15 billion. In addition, $232 million would be expended during the same period to advance the development of the underground Hugo North Mine. This initial expenditure would carry the project through a six-month ramp-up period to reach full production of 70,000 tpd at the beginning of 2009.
The IDP’s sensitivity analysis shows that the project’s rate of return is most sensitive to changes in the copper price, followed by changes in operating costs, capital costs and copper recovery. The project is far less sensitive to changes in gold price or power costs. At $1.10 copper and $400 gold, the after-tax IRR increases to 22.08%; the after-tax NPV increases to $3.39 billion at an 8% discount rate and $2.39 billion at a 10% discount rate.
Planning Assumptions
AAJV determined that the project’s economics will be enhanced by its proximity to China, which could reduce the costs of transportation and electricity supply, permit the use of Chinese materials and Chinese contractors who employ Mongolian nationals during construction, achieving further savings over comparable costs in Western countries. China would also likely serve as the natural market for copper and gold output. Western companies with recent experience on major industrial developments in China have confirmed the presence of an experienced construction industry capable of working to international standards of quality and completing projects on schedule. The implementation plan assumes that Chinese construction capacity and experience will fill the gaps where Mongolian resources need to be augmented.
Planning associated with the initial phase of project development—the Southwest open pit, concentrator, and infrastructure component—is well advanced. However, commencement of development will need to be coordinated with the conclusion of current negotiations and discussions related to:
•	the Stability Agreement;

•	a reliable electrical power supply;

•	value added tax and import duty payments on materials and equipment;

•	a location on the Chinese mainline rail system for concentrate transfer from trucks loaded at Oyu Tolgoi;

•	completion of environmental assessment and the development of an environmental monitoring program; and

•	authorization for use of identified water supplies.
It is also assumed that the Chinese road and rail transportation systems can accommodate the movement to site of imported materials required for construction and operations and the shipment off site of all concentrate produced at the process plant. This will need to be confirmed.
The rail system between the southern Gobi area and northern China is expected to be augmented by the construction of a new rail line connecting the anticipated coal field development at Tavan Tolgoi, 140 km northwest of Oyu Tolgoi, to an existing Chinese railhead. Construction of a rail link to this new line is an important requirement for the project in about Year 4 of operations, when concentrate production will exceed the reasonable capacity of the early trucking system. Under the expanded case, three or more trains would be loaded with concentrate every day. Completion of these related developments in time to support Oyu Tolgoi is one of the base assumptions for the IDP. While there have been discussions among Mongolian authorities regarding construction of such a rail line, no definitive decision has been made at this point on this matter.
AAJV assumed that electricity initially would be provided from the Chinese grid. IVN is currently in discussions with the Mongolian government and Chinese electrical power authorities with respect to such arrangements. Water resources sufficient to supply the proposed mining operation have been identified in the region. Although IMMI has obtained rights to access and explore for such water, to date IMMI has not obtained authorization for its use in potential mining operations.
The Mongolian population generally has a strong basic education, although experienced mine labour is scarce. IMMI is committed to operating the project with a 90% Mongolian workforce within five years of start-up. To make this possible, IMMI has identified the need and allowed funding for a major training initiative that encompasses a dedicated facility, experienced trainers, and modern equipment. During the early production years, experienced expatriate personnel will provide commissioning and training support to help bring the capacity and productivity of Mongolian employees to equivalent Western standards.
Development to Date
Current progress on the project is behind the development schedule presented in the IDP. IMMI and the independent consultants working on the mine plan also continue to analyze the data and adjust mine planning parameters based on their increasing understanding of the deposits. IVN expects that a revised mine plan will be completed as IVN confirms the basis upon which it decides to amend mine plans and confirms the appropriate adjustments to the development timetable.
IMMI has installed surface facilities associated with an initial shaft on the Hugo Dummett Deposits. In February 2006, IMMI began to sink the shaft. It is anticipated that sinking of the shaft will be complete in late 2007. The facilities include a headframe, hoisting facilities, power station, air compressors and ventilation equipment. The design allows for future conversion to permit the shaft to be used as a permanent hoisting facility.
The shaft is being excavated to a diameter of 7.3 m and will be concrete lined to a finished diameter of 6.7 m. The shaft is planned to be sunk to a depth of 1,220 m. After completion of the shaft, drives will be developed at the proposed lift 1 elevation of Hugo North. Two main drifts will be developed; one will be aligned with the centre of the orebody and will be developed at undercut level; a second will be developed at the perimeter of the orebody at the extraction level. The drives will enable further resource drilling and will provide geotechnical information to enable the mine design to be completed.
Engineering for a second shaft is in progress. Shaft 2 will be a combined production/service shaft and is being designed to accommodate two 54 tonne capacity skips and a cage with a payload capacity of 44 tonnes. The cage will be dimensioned to accept underground mobile equipment and rail equipment. The shaft will have a finished diameter of 10.0 m and will be sunk to an initial depth of 1,466 m. The shaft will be extended by a further 300 m in depth at a later stage to provide service cage access to Lift 2.
Contract discussions with Fluor Canada Ltd. to engineer, procure and construction manage (EPCM) the copper concentrator and certain supporting infrastructure began in mid-2005 and culminated in the execution of a memorandum of understanding which became effective in mid-August. The negotiation of definitive contracts related to both offshore design and procurement and onshore construction management are in progress. The parties have also been undergoing a process of review and value engineering of the IDP criteria/configuration and strategic planning related to the development of the concentrator facilities.
Front-end engineering design which includes the development of the definitive process design criteria, the layout of site, infrastructure and concentrator general arrangements, and the development of the specifications for all major equipment, began in early January 2006 under a services agreement with Fluor Canada Ltd.
Design of site accommodations for construction personnel and the permanent operating staff has commenced. Criteria for the international airstrip to support the movement of construction and operations personnel and facilitate the receipt of cargo and food supplies are in development. It is envisioned that this airstrip will ultimately become a regional air terminal for the central region of southern Mongolia. Roads have been laid out within the battery limits of the mining lease and the road between Oyu Tolgoi and the Chinese boarder has been configured.
The largest conventional SAG mill (40’ diameter) presently in commercial operation will be the focal point of the comminution circuit and will be driven by a 28 MW gearless drive motor. The SAG mill circuit will be followed by a pair of 8.2 m by 13 m ball mills, each driven by a 18.6 megawatt gearless drive. Ball mill cyclone overflow will gravitate to three rows of eight 160 cubic m tank type rougher flotation cells. Rougher concentrate will be combined with cleaner-scavenger concentrate, classified, and delivered to regrind mills. Regrind cyclone overflow will be cleaned in two parallel rows of four 160 cubic m cleaner cells followed by four similar size cleaner/scavenger tank-type flotation cells. The concentrate will be further cleaned in four 4.5 m diameter x 14 m high recleaner column cells. The concentrate from the cleaner circuit will be thickened, dewatered using pressure filters. Tailings from the concentrator will be pumped to the tailings impoundment area which is presently under development.
Nariin Sukhait Coal Project, Mongolia
Project Description and Location
The Nariin Sukhait coal project is located in the southwest corner of the Omnogovi Aimag (Province) of Mongolia at latitude 42¡ 50’N and longitude 101¡ 40’ East. The project is within the Gurvantes Soum, 320 km southwest of the provincial capital of Dalanzadgad and 950 km south of the nation’s capital Ulaanbaatar.
The project property surrounds and is adjacent to an existing open-pit coal mine (the “MAK Mine”) which is owned and operated by MAK-Qin Hua Mongolian/Chinese Joint Venture. The MAK Mine, held under a mining license covering a 28.8km2 area, currently consists of two open-pits. The MAK Mine’s East Pit is directly adjacent to the north of the area of IVN’s property known as the South Field.

The project property is the subject of seven contiguous mineral exploration licences that cover an aggregate area of 3,240km2. Four of these mineral exploration licenses (the “Ivanhoe Coal Licenses”) are held indirectly by IVN. The remaining three mineral exploration licenses (the “ASG Coal Licenses”) are held indirectly by ASG. IVN and ASG are parties to a Coal Rights Retention Agreement dated July 31, 2003, as amended and restated January 31, 2005 pursuant to which IVN holds the rights to all coal mineralization in, on or under the properties covered by certain mineral exploration licenses held by ASG, including the ASG Coal Licenses. ASG retains the rights to any and all other minerals in, on or under the relevant properties.
Exploration licences are granted by the Mongolian government for a period of three years with the right to extend the period twice for two additional years each. The ASG Coal Licenses were issued in 2002 and renewed in 2005. The Ivanhoe Coal Licenses were issued in 2003. All licenses are renewable in 2006.
Under current Mongolian minerals legislation, the holder of a mineral exploration license is entitled to, among other things, the exclusive right to conduct exploration for minerals within the boundaries of the property covered by the license and the exclusive right to obtain a mining license in respect of that property.
Following a successful exploration program, an exploration license holder can apply for a mining license to any portion of the exploration license. A mining license is granted for a period of 60 years and can be extended for an additional period of 40 years. A mining license provides the licensee with the exclusive right to engage in mining of, and exploration for, minerals within the area covered by the mining license and to engage in certain activities incidental to mining.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Nariin Sukhait deposit is located in south-central Mongolia approximately 40 km north of the border with China. The closest major centre is Dalanzadgad, located approximately 320 km to the northeast. The deposit lies within the Gurvantes Soum of the Omnogovi Aimag. The transportation network can be characterized as primitive, with soum centres connected by a network of unimproved roads. Within the property, access is achieved by a network of unimproved roads and cross-country trails. Nearly all the property can be reached with four wheel drive vehicles.
The principal access to Ulaanbaatar is by air from Beijing, Seoul, Berlin, or Moscow. Ulaanbaatar is the main staging centre for exploration projects undertaken in Mongolia. Most material goods needed for operating under remote conditions and good communications for voice and electronic transmittal are available in Ulaanbaatar. Regular air service is available from Ulaanbaatar to Dalanzadgad. Dalanzadgad provides a secondary source for material goods, primarily food and fuel. Travel from Dalanzadgad to the property takes approximately six hours by overland vehicle.
The nearest in-country rail line is the Trans-Mongolia Railway that runs northwest to southeast and connects Ulaanbaatar to Beijing. The nearest point on this line is approximately 870km to the east at the Chinese border. A second rail line is currently under construction in China that will bring railway access to within 40km of Nariin Sukhait, providing an advantageous shipping conduit for coal.
The Nariin Sukhait deposit is within the physiographic region of the Gobi Desert. The surface expression of the deposit ranges from flat desert plains to moderately hilly terrain. Surface elevation ranges from 1,515 to 1,555 m above sea level. The Noyon and Tost mountain ranges are located 5 to 7 km north of Nariin Sukhait, rising 150 to 300 m above the basin. Vegetation is sparse, consisting primarily of small shrubs and grasses. The area supports a traditional subsistence economy in which semi-nomadic herdsman are engaged in husbandry of sheep, goats, camels, cattle and horses. The Omnogovi Aimag is the most sparsely populated province in Mongolia with a density of 0.8 people/km2.

The region experiences a continental desert climate. Temperature typically ranges from 0° to -30°C in the winter, increasing to 30° to 40° in the summer months. High winds occur frequently; these tend to moderate the effects of summer heat and enhance the chill of winter. Average rainfall is approximately 530 mm with most precipitation occurring during the summer months.
Over the past several years there has been substantial growth in exploration activities in Mongolia. This has led to a greater availability of support services such as drilling equipment, earth-moving and excavating equipment, analytical services, and transportation. There is an adequate source of skilled and unskilled labour, though some specialties require the services of expatriate personnel.
There are currently no improved services or infrastructure at the Nariin Sukhait Property. Future development of the property will require installing housing, electricity, and developing a water supply.
History
The first geologic investigations at Nariin Sukhait occurred between 1951 and 1952 and included mapping at a scale of 1:500,000. Coal was first identified at Nariin Sukhait in 1971 by a Mongolian exploration survey.
Subsequent exploration through 1991 led to the identification of an area of mineralization 200 to 400m wide, extending for a distance of 9km. Within this area of mineralization two detailed areas, one 800m by 400m and another 400m by 300m in size, were identified.
IVN’s Nariin Sukhait coal project is adjacent to and surrounds the MAK Mine, which commenced operating in 2003. The MAK Mine is currently extracting coal from two open pits on the No. 5 Seam. Annual production is estimated to be approximately 2,000,000 tpy of both thermal and coking blend coal, which is trucked to a Chinese steel mill some 400km away. The mine operates with a workforce of approximately 100 miners, a mixed Chinese and Mongolian workforce, and uses a standard truck-shovel configuration. Coal and overburden are removed by shovel, front loaders, backhoe and dozer. Road-hauling tractor-trailer trucks are loaded directly in the mine and deliver coal directly to the steel mill in China. This is expected to change in the future as a result of the construction of a new Chinese railway line near the border, which will allow the MAK Mine to shorten the truck haulage of its coal to approximately 40km at which point it can be transferred to rail cars.
Geology
Regional Setting
Pre-Mesozoic rocks of Mongolia and central Asia reflect a complex history of continental accretion. In southern Mongolia this has resulted in Ordovician and Silurian units interpreted as part of an accretionary wedge/ocean margin environment, and widespread Devonian to Carboniferous units derived from a volcanic arc setting. The late Paleozoic arc appears to have been complex, and to have stretched across most of southern Mongolia. The arc most likely faced south toward an ocean separating Asia from the north China and Tarim blocks. Closure of this ocean is not well constrained, but some evidence suggests it was diachronous, beginning in the early Permian in southwest Mongolia, but not until the latest Permian in the East Gobi Basin area. This period of accretion and deformation has been termed the Hercynian Orogeny by earlier workers. By the late Permian, a mature continental setting had developed and the overall structural grain of the region was in place.
Continued intraplate deformation took place in the region during the late Permian and early Mesozoic. In the general area of Nariin Sukhait, this has been interpreted as the creation of a foreland style sedimentary basin. However, recent work has uncovered evidence of extensional tectonics and sedimentation elsewhere in southern Mongolia and northern China during this time frame. Either way, late Permian and Triassic sediment was largely derived from the uplifted regions of the former volcanic arc, and was deposited into continental basins under the influence of active tectonics. Regionally, conditions developed that allowed for the accumulation of thick coal deposits of late Permian age at localities such as Tsaagan Tolgoi, Tavan Tolgoi and at Nariin Sukhait.
There are 15 major coal bearing provinces within Mongolia containing strata of the Carboniferous, Permian, Jurassic, and Cretaceous ages. In general, coal deposits in the western portion of the country are older and of higher rank. Progressing eastward across the country, coals are younger and decrease in rank, from bituminous and subbituminous coals found in the west and central portion of the country to Cretaceous age lignites in the east.
The Nariin Sukhait deposit is located in the South Gobi Province. Coal-bearing strata within the province are of Permian age and contain thick sequences of bituminous coal. The coalbearing strata occupy a series of east-west trending foreland and intermontane basins that developed in response to compression and uplift during the end of the Hercynian orogeny.
The Nariin Sukhait deposit is situated in the Oboto Hural Basin,. An arcuate, east-west trending thrust fault, the Nariin Sukhait Fault, forms the dominant structural feature of the basin, extending across the northern margin of the property. Sediments on the south (upper plate) side of the thrust fault are primarily Late Permian, clastic rocks containing numerous coal seams, and Triassic rocks composed primarily of coarse sandstone and conglomerate. Intermittent outcrops of the coal-bearing section occur along the strike-length of the fault for approximately 90km. The lower plate of the Nariin Sukhait fault is dominated by a variety of complexly deformed late Paleozoic rocks, including limited areas of late Permian sandstone and coal-bearing rocks. Small areas of late Cretaceous overlap sediments are locally preserved immediately upslope of the Nariin Sukhait fault line scarp, where the sediments appear to have ponded. A variety of late Cenozoic pediment surfaces and related gravel deposits cover significant portions of the lower plate (north) side of the fault, but are observed to cross the fault and cover portions of the upper plate as well.
Coal Occurrences
Coal-bearing sediments developed in an intermontane basin during the Late Permian age. Non-coal lithotypes are predominantly siltstone, sandstone, conglomerate, and mudstone. Previous Russian and Mongolian government-sponsored exploration programs had identified 10 coal seams at Nariin Sukhait. Total thickness for the coal-bearing sequence is approximately 1,370m thick, with a total coal thickness ranging from 68 to 250m. IVN’s exploration has been focused on identifying resources in seams above and including the No. 5 Seam. Drilling has not penetrated the Nos. 1 through 3 seams. The No. 5 Seam is the thickest seam in the sequence ranging up to 129.0m and averaging 47.3m. The seam typically contains four to five prominent benches separated by thin mudstone interburden up to 2.6m thick. Drilling carried out since August 9, 2005 in the South-East Field has shown that the No. 5 Seam splits into several subseams in the eastern half of the field. Four drill holes have penetrated the No. 4 Seam approximately 40 m below the No. 5 Seam. Seam thickness ranges from 3.8 to 9.1 m. The No. 6 Seam occurs approximately 50m above the No. 5 Seam. The No. 6 Seam ranges in thickness from 3.4 to 23.3m and has been intersected by 7 drill holes in the West Field. The No. 7 Seam is located approximately 10m above the No. 6 Seam. The No. 7 Seam has an average thickness of 67.7m. In the West Field the seam occurs as a multiple bench seam, typically occurring as six to ten subseams. Total interburden between the subseams ranges from 0 to 2.5m, averaging 1.5m. The No. 8 Seam occurs approximately 60m above the No. 7 Seam. The No. 8 Seam is a multiple bench seam, typically occurring as one to three subseams. Overall seam thickness ranges from 1.1 to 33.8m, averaging 5.2m. Total interburden between the subseams ranges from 0 to 2.1m, averaging 1.5m. Average total coal thickness for the No. 8 Seam is 2.8m. The No. 9 Seam is located approximately 10m above the No. 8 Seam. The No. 9 Seam occurs as two to eight distinct subseams. Overall seam thickness ranges from 0.8 to 80.7m, averaging 34.8m.

Total interburden, between the subseams ranges from 0 to 56.4m, averaging 15.7m. Average total coal thickness for the No. 9 Seam in the West Field is 15.9m. The No. 10 Seam is located 15m above the No. 9 Seam. The No. 10 Seam is a multiple bench seam, typically occurring as two to five subseams. Overall seam thickness ranges from 7.8 to 41.9m, averaging 25.3m. Total interburden, between the subseams ranges from 0 to 35.8m, averaging 15.2m. Average total coal thickness for the No. 10 Seam is 9.9m.
Property Geology
The resource area of IVN’s Nariin Sukhait coal project consists of two distinct and separate geographic areas which are located directly to the south and east-southeast of the existing MAK Mine. The resource areas are referred to as South-East Field and West Field.
     South-East Field
The No. 5 Seam is currently being mined from the MAK East Pit, adjacent to the north and west boundaries of the field. A tightly-folded anticline projects outward from the East Pit in a south southwest direction. Strata on the southeast limb dip 35° to 55° to the southeast. The strata on the northwest limb dip more steeply at 42° to 60° and strike in a northerly direction.
The main exposure of No. 5 Seam begins to split into several subseams east of the MAK East Pit. The late Permian strata follows a northeasterly general strike to where they are truncated by the Nariin Sukhait Thrust Fault. Outcrop exposures belonging to the various subseams of the No. 5 Seam have been traced across 1.8km of the South-East Field and parts of the adjacent MAK mining license. Drilling along section lines has demonstrated down-dip continuity to eight subseams of the No. 5 Seam at an average dip of 52°. Lateral correlation across section lines show stratigraphic displacement. It is currently interpreted that three or more north or northeast trending faults disrupt the coal-bearing strata into three or more fault blocks. The eastern half of field was previously interpreted to comprise the No. 8, 9, and 10 Seams. Previously, it was noted that several drill holes had intersected abnormally thick intervals of coal that were interpreted to be the result of tectonic deformation from reverse faulting. These intervals are now interpreted to belong to two thick subseams of the No. 5 Seam.
     West Field
A southwest-plunging antiform characterizes the structure of the West Field. The No.5 Seam outcrops along the axis of the antiform. Outcrop mapping and trenching have traced the surface exposures of the No. 8, 9, and 10 Seams across most of the southeast limb and along several sections of the northwest limb. Section line drilling has demonstrated down-dip continuity of the No. 5 through 10 Seams, dipping 45° to 60° to the southwest. Drilling on the northwest limb demonstrates down-dip and lateral continuity of the upper coal seams (Nos. 7 to 9). Bedding, however, dips to the south at 30 to 40°. This would indicate that the structure is an anticline with strata overturned to the northwest, and/or that much of the northwest limb has been faulted and rotated. The complexity of the structure has required splitting the field into two separate resource blocks.
Mineralization
     South-East Field
The No. 5 Seam trends southeast from the northwest corner of the field, across an anticline that projects southward from the East Pit. From the anticline axis the No. 5 Seam trends eastward for approximately 0.6km before trending northeastward across the southeast corner of the MAK mining lease and onto the eastern portion of the coal field where exposures terminate against the Nariin Sukhait Thrust Fault. The No. 5 Seam has a total strike length of approximately 1.5km across the South-East Field. The main portion of the No. 5

Seam is exposed in the East Pit of the MAK Mine. Trench and drilling intercepts of coal ranging from 2.3 to 12.6m thick that occur approximately 0.28km south and southwest of the East Pit were previously interpreted to belong to the No. 8, 9, and 10 Seams. Through the additional drilling that has been carried out since August 9, 2005, these coal intercepts have been found to belong to upper subseams of the No. 5 Seam. Due to the configuration of the property boundary with the adjacent MAK Mine, resources are distributed in two distinct areas within the South-East Field. Average coal thickness and ranges in thickness for the South-East Field are presented in the table below.
South-East Field
Coal Seam True Thickness
Western Portion

					Composite In-	Composite
		Composite Seam	Sub-Seam	Composite Coal	Seam Partings	Seam
Seam	Statistics	Thickness (m)	Thickness(m)	Thickness (m)	(m)	Interburden (m)
	Minimum	0.9	0.9	0.9	0.00	0.00
5	Maximum	87.4	87.4	84.4	2.6	0.00
	Average	38.2	38.2	37.7	0.5	0.00
	Intervals	30	30	30	30	30
Eastern Portion

					Composite In-	Composite
		Composite Seam	Sub-Seam	Composite Coal	Seam Partings	Seam
Seam	Statistics	Thickness (m)	Thickness(m)	Thickness (m)	(m)	Interburden (m)
	Minimum	0.6	0.6	0.6	0.00	0.00
5	Maximum	129.0	111.6	104.2	13.0	97.9
	Average	51.1	33.7	30.7	1.8	17.4
	Intervals	75	75	75	75	75
     West Field
Coal seams in the West Field are divided into three distinct zones across a southwest plunging antiform. The first zone is the No. 5 Seam exposed along the axis of the antiform for approximately 1.0km and the overlying No. 6 Seam. The No. 8, 9, and 10 Seams on the southeast limb of the antiform define the second zone. The seams extend for approximately 1.8km across the limb, southwest from the northern property line. The No. 7, 8, 9, and 10 Seams in the northwest portion of the field form a distinct third zone. Coal seams in this zone dip to the south-southwest between 30 to 35°. Based on current geologic data, Norwest has interpreted the northwest limb of the antiform to be either an offset and rotated block of strata, due to reverse faulting, or an overturned limb of an anticline with strata dipping back towards the axis. With either interpretation, a high-angle, reverse fault likely occurs directly west of the antiform axis to account for rock-volume displacement between the two limbs of the antiform. Coal thickness and ranges for the West Field are presented in the table below.

West Field
Coal Seam True Thickness
Southeast Limb

					Composite In-	Composite
		Composite Seam	Sub-Seam	Composite Coal	Seam Partings	Seam
Seam	Statistics	Thickness (m)	Thickness(m)	Thickness (m)	(m)	Interburden (m)
4	Minimum	3.8	3.8	3.8	0.0	0.0
	Maximum	9.1	9.1	9.1	0.0	0.0
	Average	6.2	6.2	6.2	0.0	0.0
	Intervals	4	4	4	4	4

	Minimum	11.5	11.5	11.5	0.0	0.0
5	Maximum	69.4	69.4	69.4	1.1	0.0
	Average	36.4	36.4	36.4	0.1	0.0
	Intervals	12	12	12	12	12

	Minimum	3.4	3.4	3.4	0.0	0.0
6	Maximum	23.3	16.1	15.2	0.9	11.1
	Average	12.5	9.6	9.5	0.1	2.9
	Intervals	7	7	7	7	7

	Minimum	54.3	28.9	28.9	0.0	25.3
7	Maximum	64.5	30.3	30.3	0.0	34.2
	Average	59.4	29.6	29.6	0.0	29.7
	Intervals	2	2	2	2	2

	Minimum	2.7	2.7	2.7	0.0	0.0
8	Maximum	33.8	7.8	7.8	0.0	26.0
	Average	7.4	5.1	5.1	0.0	2.3
	Intervals	18	18	18	18	18

	Minimum	1.9	1.9	1.9	0.0	0.0
9	Maximum	60.1	33.5	33.5	0.5	39.8
	Average	34.2	17.0	16.9	0.0	17.2
	Intervals	28	28	28	28	28

	Minimum	7.8	3.5	3.5	0.0	0.6
10	Maximum	41.9	18.6	18.6	1.2	35.8
	Average	25.3	10.1	9.9	0.2	15.2
	Intervals	20	20	20	20	20

Northwest Limb

					Composite In-	Composite
		Composite Seam	Sub-Seam	Composite Coal	Seam Partings	Seam
Seam	Statistics	Thickness (m)	Thickness(m)	Thickness (m)	(m)	Interburden (m)
	Minimum	1.5	1.4	1.4	0.0	0.0
7	Maximum	155.6	99.0	90.1	8.9	87.6
	Average	68.5	30.7	27.9	2.8	37.8
	Intervals	20	20	20	20	20

	Minimum	1.1	1.1	0.0	0.0	55.9
8	Maximum	8.3	7.8	0.6	0.8	232.7
	Average	3.3	3.3	0.1	0.1	121.0
	Intervals	20	20	20	20	20

	Minimum	0.8	0.8	0.8	0.0	0.0
9	Maximum	80.7	49.2	47.9	4.5	56.4
	Average	35.6	22.1	21.5	0.6	13.6
	Intervals	20	20	20	20	20
Exploration
IMMI has used a multi-faceted approach in exploration to identify drilling targets for coal resource delineation. Exploration tools and techniques that have been applied at Nariin Sukhait include field mapping, surface-resistivity geophysical surveying, satellite imagery, trenching and drilling.
Field mapping was initiated in early 2005 and is currently on-going. Most of the terrain can be characterized as low-relief. Over much of the area, coal-bearing stratigraphy is overlain by a layer of unconsolidated sediments of Cretaceous and Cenezoic age, reaching thicknesses of 2 to 5m. Field mapping has been augmented with surface-resistivity geophysical surveying and satellite imagery to identify prospective areas where coal seams may be sub-cropping near surface and to aid in the delineation of structural features that may offset sections of coal-bearing strata. Potential targets identified with the above mentioned techniques are then tested with trenches cut perpendicular to the apparent strike, to expose coal seams close to surface. Trenching has been useful in identifying the near-surface expression of coal seams for locating exploratory drill holes. Coal seam thickness and structure as observed in the trenches are greatly affected by near-surface erosion, alteration, and deformation. Trenching intercepts have been found to be unreliable sources of seam characteristics and structure, and are not used in resource estimation.
Drilling
IVN has utilized reverse circulation, conventional rotary, and core drilling in its exploration of the Nariin Sukhait property. In 2004, IVN completed five core holes on the South Field to confirm the down-dip extent of the No. 5 Seam being mined in the East Pit of the MAK Mine. The current exploration program commenced drilling in February 2005. As of October 30, 2005, 358 drill holes had been completed on the Nariin Sukhait property. Two hundred twelve drill holes have been completed on the South-East, and West fields combined.
Drill hole core and drill cuttings descriptions, geophysical logs and coal analyses data were used to characterize and interpret the stratigraphy of the South, East, and West Fields, particularly with respect to the coal seams. Norwest’s drill hole database for the Nariin Sukhait property contains a total of 403 drill holes. Thirty-four drill holes within the database were drilled prior to 2004 as part of a research exploration study. The majority of these drill holes are in the proximity of what is now the East Pit of the MAK Mine. Of the 34 drill holes contained in the exploration research study, 28 of the drill holes are located on the adjacent MAK Mine property. The remaining 6 drill holes are located in the South-East Field.
In the current exploration program, the majority of drill holes have been laid out in a series of section lines. Section lines have been spaced at 200 and 400m, aligned perpendicular to the apparent strike of the coal-bearing strata. Along section lines, drill holes are spaced at intervals from one another ranging from 50 to 100m. Additional drilling is planned at the Nariin Sukhait Property to further define resources in the South, East, and West Fields and to define new resources in other areas of the property.
As of October 30, 2005, 255 drill holes have been completed in the South-East and West Fields.
Sampling and Analysis
Sampling Method and Approach
IMMI has employed two types of drilling to investigate coal-bearing strata and collect representative samples of the coal.
Core drilling has been used where it is desirable to collect complete representative samples of the coal seams, observe structural details, and to accurately measure the depths of lithologic contacts. The wireline method has been used with all core drilling in the current exploration program. Wireline core drilling produces a continuous retrieval of core for the entire drill hole. The five core holes drilled in 2004 were combination rotary/core holes. These holes were drilled using standard rotary methods to a projected target depth, then switched to a core barrel to retrieve cored sections of the No.5 seam.
Core from the drill hole is logged (i.e., measured and described) by a geologist using standard geological terms to document various attributes including lithology, physical characteristics, colour, hardness and grain size. Coal intervals are collected in either split or solid tube core barrels. The core is promptly logged at the drill site by a geologist. The geologist’s core log consists of the measured thickness and description of the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis. All core is then photographed at 0.5m increments.
Core size was HQ (63.5mm), with a triple tube barrel system used. The innermost barrel with this system was pumped out and the tube split. The rock core was placed in boxes, photographed, logged, and then placed on the ground in sequence. The coal is logged directly from the split barrel. The geologist’s core log recorded the measured thickness and description of the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis. Each core run was measured for core cut and recovered. Photographs were taken at 0.5m intervals and the core logged.
Sampling was performed according to Norwest conventions. Coal showing distinct lithologic variation was sampled separately, as were partings over 0.05 m. Otherwise, in units of coal with a uniform appearance, samples were bagged in 0.6 meter sample increments as per the capacity of the core box length. When zones of core loss greater than 0.1 meter were encountered, separate samples were collected both above and below the zone.
Coal samples were placed in polyethylene sleeves and taped shut. Each sample was assigned a discreet number, and this information and the sample depth interval was recorded in Norwest Laboratory Instruction Forms. The sample number and depth interval were written on the sample sleeves and core boxes.
Reverse circulation drilling has been used as the primary exploratory method to locate and intersect coal-bearing strata. This method allows for rapid penetration at lower drilling costs. Reverse circulation does not afford the ability to measure depths of lithologic contacts with the same level of accuracy as core drilling. With reverse circulation it is difficult to observe structural details, or geologic changes such as thin rock parting units within a coal seam. The reverse circulation drill string utilized dual wall 102mm drill pipe and a 140mm hammer. Cuttings were directed up the inner tube of the drill pipe to a cyclone. The cuttings collected inside the cyclone against a trapdoor. The door was released after every 1 meter of drilling, the samples dropped into a bucket, and the cuttings were laid out in rows on the ground. The site geologist would then examine the cuttings and produce a geologic log. Intervals with coal were sampled and sealed in plastic bags. These samples were then sent off for proximate and thermal analyses.
A number of holes were drilled with a conventional air-rotary system. The drill used 114mm single wall drill pipe and a 152mm hammer bit. Cuttings with this system were directed up the annulus of the borehole and spilled on the ground surface. The drillers took notes on the types of materials encountered, and estimates of depth. No effort was made to systematically sample the cuttings, and the geophysical logs were used to determine formation depths.
Following the completion of all drill holes, a down-hole geophysical logging program was conducted. The logging program produces a geophysical log suite consisting of calliper, density (gamma-gamma), natural gamma and resistivity trace. The geophysical logs are used to identify rock types, including coal intersected in the hole and to accurately measure the depths of lithologic contacts. The geophysical log is used in conjunction with the geologic log to accurately interpret and measure the coal-bearing strata as well as providing a second source of information.
Sample Preparation, Analyses and Security
Samples are collected from drill core and reverse circulation cuttings. Samples are collected and submitted for analysis using methods that are standard for the coal industry. The specific process used by Norwest for the Nariin Sukhait drilling program is described below,
     Core Drilling Samples
Recovered core is measured to determine an overall recovery (reported in per cent) by comparing the recovered core length with the coring run length recorded by the driller. Recovered core is measured and compared to the coal interval thickness determined from the geophysical log suite.
Recovered coal intervals are sampled using the following criteria:
•	Coal samples were broken out based on lithologic changes. In zones of uniform coal appearance, samples were bagged about every 0.60 m as per the capacity of the core boxes.

•	In-seam partings, to a maximum thickness of 0.10 m, will be included in a coal sample, where the thickness of the adjacent coal beds above and below the parting are both a minimum of twice the parting thickness.

•	A parting will be sampled separately if it is greater than 0.05 m thick, carbonaceous shale, bone or interbedded coal/mudstone and deemed to be greater than 50% coal.
Collected samples are cleaned of any mud contamination and placed in individual, core sleeve style, plastic bags. The bags are labelled on the outside with both the core hole and sample number and sealed with plastic tape to prevent excessive moisture loss. Samples are then placed in sequence into waxed-cardboard core boxes. Core boxes are sealed with fibreglass reinforced tape. Core boxes are then packaged on palletized containers and shipped to SGS Mineral Labs in Denver, Colorado.

At the time of shipment, scanned geologic and geophysical logs, laboratory instructions and shipment manifest are forwarded to Norwest’s Salt Lake City office. Laboratory instructions and the shipment manifest are forwarded to IVN in Ulaanbaatar, and to SGS in Denver. All records are compared with contents upon arrival to the SGS Mineral Labs in Denver. To date, there has been no loss or compromise of samples during shipment. Core samples undergo a full suite of coal quality testing including short proximate, full proximate, thermal tests, ash analysis, washability testing, and metallurgical testing.
     Reverse Circulation Samples
Samples are collected at 1.0 m intervals into plastic bags. The bags are labelled on the outside with both the drill hole and sample number and sealed with plastic tape to prevent excessive moisture loss. Samples are then grouped by hole into larger bags, packaged onto palletized containers and shipped to the Mining Institute in Ulaanbaatar, Mongolia where they undergo proximate and thermal analysis.
In coal work additional special security methods for the shipping and storage of samples are not commonly employed, as coal is a relatively low-value bulk commodity.
Data Verification
Data control and verification is an important element in Norwest’s management of the exploration program at Nariin Sukhait. Norwest has directly managed the exploration program from conceptual planning of exploration targets, through data collection, to interpretation and analysis. Norwest has provided on-site management throughout the great majority of the exploration project with only very short periods of absence.
Upon completion of a drill hole, the geologic and geophysical logs are reviewed by a Norwest geologist. Following review of the logs, the hardcopy originals are scanned into an electronic format. All geologic, geophysical, and sampling data is entered and maintained in an electronic database. All mapping is entered and maintained in electronic format on a CAD-based system. Data entry of all geologic data is managed by Norwest at the project site. All electronic data is forwarded on a routine basis to Norwest’s office in Salt Lake City. Results from the coal quality testing is added into the database in the Salt Lake office.
All data collection is done under a defined set of protocols established by Norwest. Norwest geologists are responsible for the training and administration of data collection procedures and are responsible for reviewing all data. Norwest has maintained control of all data collection throughout the exploration program.
Mineral Processing and Metallurgical Testing
Core samples were subjected to a number of analyses, with the most common analyses being the following:
•	Proximate Analysis: Determination of moisture, ash, volatile matter and fixed carbon in a sample. The fixed carbon is determined by difference and the four components total 100%.

•	Sulphur: Determination of the percent sulphur in a sample. Coal seams at Nariin Sukhait have low sulphur contents averaging approximately 1.0%.

•	Thermal Value: A measure of the heat producing capability of coal measured in Kcal/kg or BTU/lb. Thermal content for coals at Nariin Sukhait (as-received basis) range from approximately 5,800 to 7,000 Kcal/kg.

•	Washability Tests: A series of tests to determine the proximate and thermal qualities of coal after being washed at set specific gravities to remove ash, sulphur, and non-coal constituents. Tests are designed to simulate preparation plant throughput at set specific gravities to determine expected yields and quality of a saleable product.

•	Metallurgical Testing: A series of tests to evaluate the coking characteristics of coal. Tests include the Gieseler Plastometer, Audibert – Arnu Dilatometer, Reactive Maceral Analysis, Phosphorous content (P%), and Free Swelling Index (FSI).
Raw Coal Quality
At Nariin Sukhait, the coals are ranked as high volatile bituminous. Short proximate analysis (moisture, ash, sulphur, and caloricity) has been completed on all core and numerous reverse circulation drill holes. Full proximate analyses and thermal tests have been completed on samples from 35 core holes. Washability tests have been completed for samples from 26 core holes and metallurgical testing has been completed for samples from 21 core holes. All core samples from the 2005 exploration program have been tested at SGS Mineral Labs in Denver, Colorado.
In the western portion of the South-East Field, the No. 5 Seam occurs as a multi-bench, single seam. Average qualities for the No. 5 Seam are 13.49% Ash, 1.27% Sulphur, and a heat content of 6,313 Kcal/kg. In the eastern portion of South-East Field, the No. 5 Seam splits into several subseams. The No. 5 subseams exhibit higher ash, lower sulphur, and lower heating content than seen in the western portion of the field. Ash values range from 7.0 to 26.9% in the upper seams, reflecting the multiple benches and in-seam dilution of thin rock partings. Likewise, heating content in the upper seams has a lower average heating content of 5,831 Kcal/kg.
Ash content for No. 5 Seam coal in the West Field is significantly lower than other coals at Nariin Sukhait. Ash content ranges from 6.2 to 11.6%, averaging 7.4%. Likewise sulphur content, averaging 0.73%, is significantly lower than other coals tested to date at Nariin Sukhait. Heating content is significantly improved at an average value of 6,987 Kcal/kg compared to the average heating values for No. 5 Seam coals in the South-East Field. The upper seam coals in the West Field have ash values comparable to the split portions of the No. 5 Seam in the South-East Field. Sulphur content is higher in the West Field at 1.36% compared to sulphur content for No. 5 Seam in both fields. Heating values for the West Field are significantly higher compared to the South-East Field at 6,266 Kcal/kg, an increase of approximately 400 Kcal/kg.
Proximate analyses of cuttings from 45 reverse circulation holes were performed by the Mining Institute in Ulaanbaatar. The nature and method of collecting coal samples from reverse circulation drilling typically results in a lower quality sample. Cuttings typically are subjected to moisture loss and out-of-seam dilution. For this reason, quality results from reverse circulation drilling have not been incorporated with the quality analyses from core drilling. These reverse circulation data are collected and tested primarily to be used as a guide in the reconnaissance program, to target areas for core drilling.
Washability and Metallurgical Testing
Washability tests have been completed for samples from 26 core holes. Metallurgical tests have been completed for samples from 21 core holes. Based on the initial tests, upper seam coals show significant improvements with decreased ash content, decreased sulphur content and increased heating values at specific gravities of 1.4 and 1.5 g/cm3 with product yields in the range 65 to 70%.
Metallurgical tests for three core holes in the West Field indicate that portions of the No. 5 and 6 Seams contain coals that are suitable for making a high-volatile blend for coking coal. Horizons from NSW-35, NSW-36, and NSW-37 exhibit low ash ranging from 5.2 to 11.6%; low sulphur ranging from 0.32 to 0.88%; and heating content averaging 7,270 Kcal/kg. The FSI numbers for these horizons range from 6.5 to 8.0. Metallurgical tests for these holes were performed on raw coal composites.

The initial metallurgical tests for the South-East Field have been disappointing in that only one sample, NS-13, exhibits characteristics that may be suitable for coke. These results are influenced by sample composite intervals being selected before proximate and thermal characteristics had been determined. Ash content on the 1.4 float fraction is excessive in all but one sample (NS-BS-1), ranging from approximately 9.7 to 17.6%. The FSI numbers vary from 1 to 2 with the core hole samples, with the exception of NS-13 that has an FSI index of 7.5. There are currently samples from 5 core holes in the South-East Field still undergoing metallurgical tests. Rank calculations show all the samples with the exception of NS-14 to be high volatile bituminous coal. NS-14 represents a sample interval located close to the surface and is largely affected by oxidation.
Mineral Resource Estimates
Approach
In accordance with National Instrument 43-101, Norwest used the CIM Standards and referenced the GSC Paper 88-21 during the classification, estimation and reporting of coal resources for IVN’s Nariin Sukhait project. The resources were reported in a Technical Report of Norwest dated February 6, 2006. Steven B. Kerr, Richard D. Tifft and Patrick P. Riley, all qualified persons within the meaning of NI 43-101, prepared the Technical Report on behalf of Norwest. To facilitate the estimation of the resources, Norwest developed geological models for the property using Minex® software. The geological models are built from drill hole data as a series of three-dimensional grids or “surfaces” representing the top and bottom surfaces of the coal seams and interburden layers within a defined area. Key horizons or “surfaces” were modeled to provide the required inputs for volume estimation. Volumes were converted to tonnage by the application of density values representative of each coal seam to be mined. Minex software is developed and marketed by the Surpac Minex Group, of Perth, Western Australia. Minex is an internationally recognized geological and mine modeling software system.
Geologic Modeling Parameters
The gridding method used was the Growth Technique, which surrounds real data with local grid nodes and infills the node values by growing out (estimating) from the initial (real) values. The grid size was 10m by 10m. The search distance was 2,500m. Grids were calculated to fill the areas of investigation from selected x-y origins and extents. No default or dummy values were used in building grid surfaces. Topographic grids were developed from drill hole collar elevations.
Coal Resource Estimation
The term “resource” is utilized to quantify coal contained in seams occurring within specified limits of thickness and depth from surface. The term “resource” refers to the in-place inventory of coal that has “reasonable prospects for economic extraction”. Coal resources are always reported as in-place tonnage and not adjusted for mining losses or recovery. However, minimum mineable seam thickness and maximum removable parting thickness are considered.
GSC Paper 88-21 provides two feasibility classes for resources: immediate interest and future interest. Resources of immediate interest are contained in coal seams that have a favourable combination of characteristics and are considered to be of immediate interest for possible exploitation. These resources would not have been the subject of a feasibility study required to classify them as reserves. Resources of future interest are contained in seams which are not of immediate interest for possible exploitation but which could become of interest in the foreseeable future.
Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated, or Inferred. The category to which a resource is assigned depends on the level of confidence in the geological information available. GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered by the Norwest during the classification of the resources.
The in-place resources within the property comprising IVN’s Nariin Sukhait project cover three areas within the property over a combined area of 1.8km2. These resources include all coal seams intended for mining within the South, East, and West Fields that have been defined to a reasonable level of geologic assurance and with minimum thicknesses consistent with the recommendations of GSC 88-21.
In-Place Coal Resources
As of October 30, 2005

		In-Place Resources
		(Tonnes)
Area	ASTM Group	Measured	Indicated	Inferred
	High Volatile
South-East Field	Bituminous	38,822,000	13,828,000	12,412,000
West Field		40,663,000	30,677,000	21,346,000
Total		123,990,000		33,758,000
Quantification Parameters
•	Minimum seam thickness: 0.6m

•	Maximum rock parting included: 0.6m

•	Weathered Zone Exclusion: 5.0m (topography minus 5m)

•	Assurance of Existence (Distance Between Data Points)
Measured Resources: 0-75m
Indicated Resources: 75-150m
Inferred Resources: 150-300m
Speculative Resources: not considered
•	Maximum Depth: 250m or less than 20:1 ratio
South-East Field Resources
All resources identified in the South-East Field are in the No. 5 Seam. One hundred-twelve drill holes define the resource area. In the western portion of the field, the bulk of the No. 5 Seam occurs as a prominent single seam. Coal intercepts occurring south and southwest of the main exposure and belonging to upper subseams, are not included in the resource estimates at this time. Average seam thickness for the No. 5 seam within the western potion of the resource area is 58.16m. East of the East Pit of the MAK Mine, the No. 5 Seam splits into four to eight subseams. The combined thickness of the No. 5 subseams in the eastern portion of the field is 33.7m over an average interval of 51.1m. Resources in the South-East Field occur in two distinct areas having a combined aerial extent of 1.1km2. A total of 52.7 Mt of measured and indicated resources have been identified in the South-East Field.

West Field Resources
Resources identified in the West Field are contained in the No. 5 through 10 Seams. Resources in the No. 5 Seam occur over an area of approximately 0.3km2 with an average thickness of 36.4m. The No. 6 Seam has an average thickness of 12.5m. Upper seams (Nos. 7 through 10) on the southeast limb of the antiform have a combined coal thickness of 12.09m, extending over an area of approximately 0.65km2. Upper seams (Nos. 7, 8, 9, and 10) on the northwest limb of the antiform have a combined coal thickness of 16.5m, extending over an area of approximately 0.25km2. A total of 71.3 Mt of measured and indicated resources have been identified in the West Field.
Exploration and Development
Exploration in 2006 will focus on further delineating the resources in the Southeast and West Fields and to gain a better understanding of certain structural features within the two fields. Exploration will continue at other areas in the Nariin Sukhait property with the goal of identifying additional resources. Key areas of interest currently being addressed in exploration planning are:
•	Acquisition of geotechnical and hydrologic data for mine planning purposes.

•	Identify and delineate potential coal resources in the upper subseams of the No. 5 Seam south and southwest of the main seam in the western portion of the South-East Field.

•	Complete additional mapping, trenching, and drilling in the West Field to gain a better understanding of the structural setting of the northwest limb of the antiform.

•	Collect large-scale bulk samples of No. 5 Seam coal from the West Field for advanced metallurgical testing to be conducted in both North America and in China.

•	Collect additional coal quality data from core drilling in both resource areas to further characterize the coal resources.
Exploration is expected to resume in early April 2006. At this time 100 to 120 drill holes, for a total of 25,000 to 30,000m, have been planned for 2006 for the Southeast and West Fields. Additional drilling is being planned for other areas on the Nariin Sukhait property. The results from this report are currently being used in the preparation of advanced mine planning that addresses the viability for initiating a surface mining operation at Nariin Sukhait. The 2006 exploration program is designed to gather much of the essential information Norwest will need to evaluate the feasibility for IMMI to develop a surface mining operation.
Other Projects
Monywa Copper Project
The Monywa Copper Project is located in west central Myanmar. The project is operated through a joint venture between IVN’s wholly owned subsidiary, Ivanhoe Myanmar Holdings Ltd., and Mining Enterprise No. 1, an entity wholly-owned by the Government of Myanmar. IVN holds a 50% interest in the joint venture, which operates through Myanmar Ivanhoe Copper Company Limited (“Monywa JVCo”), a company incorporated under the laws of Myanmar.
The Monywa Copper Project comprises four mineralized deposits: Sabetaung, Sabetaung South, Kyisintaung and Letpadaung. The two Sabetaung deposits and Kyisintaung are adjacent to each other and have been developed as the S&K Mine. The fourth deposit, Letpadaung, is approximately seven km southeast of the S&K Mine site and is intended as a second future development phase of the Monywa Copper Project.
The S&K Mine was originally designed to produce 25,000 tpy of cathode copper using heap-leach, solvent extraction electrowinning technology. Construction of the S&K Mine was completed in August 1999, which consisted of an ore plant and processing related facilities and mining operations on the Sabetaung, Kyisintaung and Sabetaung South deposits. Monywa JVCo uses heap leach pads to process the ore. Production began upon completion of the construction.
Monywa JVCo sells all of its copper to Marubeni Corporation pursuant to a copper sales agreement. Sale prices are negotiated from year to year based on the market price of LME Grade A cathode copper. Throughout the term of the copper sales agreement, Marubeni Corporation has the exclusive right to market copper produced from the Monywa Copper Project throughout the world. The copper sales agreement expired December 31, 2005 but Monywa JVCo negotiated an extension of the contract until December 31, 2006. Marubeni Corporation and another Japanese conglomerate had provided $90 million in credit facility financing to construct the mine. Monywa JVCo was obligated to repay the loan through a series of instalments, which were completed in August 2005.
In 2005, Monywa JVCo began implementing a program for the expansion of its facilities that, if and when fully implemented, would enable the mine to process at a rate of up to 50,000 tpy of copper cathode. However, Monywa JVCo has recently encountered a number of issues that has resulted in a steady decrease in mine production over the last several months. Over the course of 2005 the S&K Mine experienced decreases in copper grades from its main Sabetaung open pit, resulting in declining copper production based on the volume of throughput at the processing facilities. Monywa JVCo has the capacity at its processing facilities to offset this decline in ore grade through an increase in production volume. However, in order to increase production volume Monywa JVCo needs to increase mining infrastructure, including in particular new trucks and other mining equipment. Monywa JVCo has ordered trucks and other equipment, but has not been able to obtain from the Myanmar authorities the necessary import permits to bring them into Myanmar. The equipment is currently offshore, awaiting approval for delivery. Monywa JVCo does not know if or when import permits will be granted for the importation of the necessary mining equipment. In addition to allowing Monywa JVCo to increase ore extraction from its current open pit, the increase in mining capacity is crucial to allow waste stripping for the future development of the Kysingtaung and Letpadaung deposits. Without a substantial increase in mining capacity, neither of these two deposits can be economically developed. The drop in copper grades at the Sabetaung pit, combined with the mine’s inability to obtain the necessary importing permits resulted in significant decreases in copper cathode production starting in the fourth quarter of 2005. Failure to obtain the importing permits and import the new mining equipment in a timely manner could result in significant decreases in copper production for 2006 and subsequent years.
In addition, economic sanctions imposed against Myanmar by the United States have started to seriously impact the mine’s ability to function in the ordinary course of business. In the fourth quarter of 2005, both the mine’s insurance broker and the off-shore banking institution terminated their relationship with the mine on account of these sanctions. As a result, although the mine had in excess of $40 million in off-shore bank accounts at December 31, 2005, the operations of the mine were shut down in March 2006 due to the mine’s inability to pay for fuel and chemicals required for the leaching and electrowinning process.
Since the third quarter of 2005, Monywa JVCo has also had a disagreement with certain Myanmar tax authorities on a commercial tax issue involving the purported imposition of an eight percent commercial tax on all export sales. IVN’s management believes that tax provisions in the S&K Mine joint venture agreement exempt the mine’s copper exports from all forms of tax of a commercial nature. The imposition of such a commercial tax, equivalent to an additional 8% royalty, would have a significant negative impact on future cash flows and any future development plans for the S&K Mine. The commercial tax is being claimed retroactively to January 1, 2003, on all copper export sales. If the Myanmar government’s position on this issue prevails, the joint venture’s estimated commercial tax liability at December 2005 would total approximately $22 million of which $11 would be attributable to IVN.
The Corporation intends to continue pursuing discussions with its joint venture partner in the S&K Mine and the relevant Myanmar authorities with a view to reaching a mutually satisfactory resolution to these issues and to establish a consensus on the best approach for the future development of the S&K Mine.
Monywa JVCo has developed plans to expand mining operations to the Letpadaung Deposit using internal cash flow from the S&K Mine and a limited capital injection. An expansion plan was originally prepared by an independent contractor in 2003, which involved an initial increase in production capacity at the S&K Mine followed by a scaled increase in production at the Letpadaung deposit. Further expansion activities were scheduled to start in the second quarter of 2006, but are not expected to proceed until all relevant issues between the Corporation and its joint venture partner have been satisfactorily resolved.
Mongolia
In addition to the Oyu Tolgoi Project, the IVN Group operates an extensive mineral exploration program in Mongolia. The field program is conducted by IMMI from base camps at Manlai and Kharmagtai in the Gobi desert.
IMMI’s exploration properties are predominantly located throughout southeastern, southern and central Mongolia. These include the South Gobi, Saran Uul, Bayan Uul and Chandman Uul licence blocks. In total, IMMI holds 121 MELs, totalling 8,788,644 hectares, and holds an interest in 3 additional MELs, totalling 25,936 hectares pursuant to agreements with QGX Ltd. A further 107 MELs, totalling 4,732,093 hectares are held by IVN’s 46.9% owned subsidiary, ASG.
IMMI’s Mongolian exploration program commenced in 2001. Initial reconnaissance consisted of satellite imaging and helicopter reconnaissance surveys on most of its MELs. IMMI has developed a detailed and extensive countrywide database that incorporates the information gathered from reconnaissance and other sources. Using this database, IMMI has conducted more comprehensive field reconnaissance at numerous prospective sites, including rock chip samples, mapping and ground magnetics. Starting in 2005 IMMI has reduced its exploration activity in Mongolia outside of Oyu Tolgoi and Nariin Sukhait, as it focuses more time and effort on the development of those core properties.
The Kharmagtai property is the most advanced of the exploration properties. It comprises a group of three MELs located approximately 120 km northwest of the Oyu Tolgoi Project. QGX Ltd. is entitled to a 10% interest in one of the Kharmagtai MELs and a 20% interest in the other two MELs. Work to date includes extensive IP, ground magnetics surveys, excavator trenching, reverse circulation drilling (208 holes totalling 27,959 m) and diamond drilling (172 holes totalling 54,190 m) at nine separate copper and gold porphyry targets. At one of these targets, Altan Tolgoi (Gold Hill), IMMI has identified porphyry copper and gold mineralization in two pipe-like stockwork zones 100 m apart. The mineralization extends from surface to depths over 700 m, is gold-rich and open on strike and at depth. It occurs predominantly in stockwork and sheeted veins as well as in the matrix of tourmaline breccias. Mineralization in the southern stockwork zone is approximately 550 m long, 70 m wide and 600 m deep, whilst mineralization in the northern stockwork zone is approximately 250 m long, 150 m wide and 350 m deep.
Exploration at Kharmagtai during 2005 included a detailed data review of all geophysical, geochemical and outcropping porphyry targets, as well as further detailed mapping on the main occurrences. Infill ground magnetic surveys were carried out over the main prospects, and the area under IP survey was extended to the east. Subsequent diamond drilling included three holes at East Eagle and four holes at Southwest Trenches, where low-grade porphyry-style mineralization was intercepted. Four holes were also completed at Northwest Altan Tolgoi, Western Zesen Uul, West Eagle and the Basin, but none of these holes returned grade.
A further four holes were completed at the Tsagaan Sudal prospect, where an area of copper and gold mineralization was identified along the western margin of the prospect. Mineralization at Tsagaan Sudal comprises quartz-magnetite-chalcopyrite stockwork hosted within diorite and diorite porphyry stocks that were emplaced into ash siltstone.
The Bronze Fox district, located approximately 140 km northeast of the Oyu Tolgoi Project, was discovered in mid-2004. Four gold and copper porphyry targets have been defined to date. Work has included the collection of over 6,000 rock chip samples, a ground magnetics survey, and in 2005 an IP survey and 24 diamond drill holes (totalling 6,770 m). Rock chip assays included highly anomalous gold, copper, molybdenum and lead. Alteration and mineralization is temporally associated with two separate monzodiorite to granodiorite intrusive centres. The reconnaissance diamond drill programme tested the major geochemical and geophysical targets in the district.
Diamond drilling at the Bronze Fox prospect resulted in the discovery two discrete zones of copper and gold and copper, silver and gold mineralization at the Southern and Northern Zones, which are 200 m apart. Five diamond drill holes within the Southern Zone intercepted low-grade Cu-Au mineralization, with BFD007 intersecting 504 m at 0.26 % Cu and 0.11 g/t Au, from surface (including 38 m at 0.36 % Cu and 0.82 g/t Au, from 114 m). Mineralization is associated with sheeted quartz-chalcopyrite veins and patchy fracture-controlled gold mineralization. Six diamond drill holes within the Northern Zone targeted an outcropping, steeply dipping, quartz-carbonate-sulphide vein, which at depth was found to be typically less than 2 m thick and of relatively low grade. However, BFD002 included an intercept of 75 m at 0.24 % Cu and 719 ppm, as (from a depth of 226 m), this weak copper-arsenic mineralization associated with narrow sheeted quartz-carbonate-base metal veins.
Six diamond drill holes at East Fox targeted anomalous gold-copper-molybdenum sulphide veinlets and quartz veins. BFD006, intersected 36 m at 0.55 g/t Au and 0.37 % Cu, from 14 m. Mineralization at East Fox appears to be spatially associated with narrow strongly fractionated, sericite-prehnite-K-feldspar or carbonate-prehnite-arsenopyrite-pyrite altered porphyry dykes.
Three diamond drill holes at Tourmaline Hills and four holes at West Fox did not intercept any significant mineralization. Untested geophysical and geochemical anomalies remain within the Bronze Fox district and it is possible that additional mineralized intrusion-centered gold-copper systems may be discovered. Follow-up drilling is required to test the continuation of known mineralization at depth and along strike. IMMI also intends to perform further work at the neighbouring Narin Hudag and Mandak prospects in 2006.
Other advanced exploration by IMMI includes that conducted on the Chandman Uul and Oyut Ulaan properties in southern Mongolia, and at Saran Uul and Yellow Hills in the Saran Uul block of central Mongolia. Previous work at all these properties has included IP, ground magnetics surveys and diamond drilling.
At the end of September 2005, IVN announced the commencement of the Falcon airborne gravity gradiometer survey by BHP Billiton Exploration Inc. (“BHP Exploration”) on an area covering approximately 35,640 km2 (the “BHPB Joint Venture Area”) of IVN’s non-core exploration licences in southern Mongolia. The survey is part of a joint-venture agreement with BHP Exploration that allows BHP Exploration the right to earn up to a 50% interest in the BHPB Joint Venture Area by spending US$8 million in exploration costs. The survey is expected to be completed in early 2006. The BHPB Joint Venture Area, which represents approximately 40%

of IVN’s land holdings in this region, excludes all coal potential, as well as IVN’s advanced exploration and development-stage projects (the Oyu Tolgoi Project, the Kharmagtai, Yellow Hills and Bronze Fox prospects).
China
Yahao Joint Venture
In August 2003, a subsidiary of IVN entered into a joint venture agreement with the China Geology and Mining Inner Mongolia Company, a subsidiary of Inner Mongolia Bureau of Geology and Minerals Exploration and Development (the “Bureau”). The joint venture agreement provided that IVN has the right to earn an 80% interest, and may earn a 90% interest under certain circumstances, in the Yahao joint venture company, which has been established under the laws of China to explore, develop, mine and process minerals within China. Properties included in the joint venture cover 282 km2 within Inner Mongolia and consist of three exploration projects, including six exploration licenses and one mining license named Whu Zhu Er Ga Shun, Siwumuchang and Ba Ri Tu Nan.
Whu Zhu Er Ga Shun is a large porphyry system, characterized by multiple phase porphyry intrusives, extensive zones of hydrothermal alteration, and well developed, mineralized porphyry stockworking. Diamond drilling completed on the project consisted of 7,648 m to the end of 2005. Second round drilling confirmed the presence of moderately anomalous copper-gold mineralization over an area of approximately six km. A complete review of the project is currently underway to facilitate further exploration planning for 2006.
At Siwumuchang, the Yahao joint venture purchased the mining rights from the owner in 2004. The purchase was decided upon after the Yahao joint venture had identified a dome-diatreme hosted epithermal gold-silver-copper deposit using IP geophysical surveys, mapping, soil sampling and initial diamond drilling (1,480 m) in 2004. Semi-continuous coincident geophysical and geochemical anomalies have been identified over a strike length of at least five km. The joint venture completed 3,047 m of diamond drilling by the end of 2005. The programme has identified diatreme-hosted high-sulfidation alteration and indications of potential mineralization beyond the mining license area. Data is currently being compiled to facilitate 2006 exploration planning.
An initial diamond drilling programme, totalling 2,991 m was completed at Ba Ri Tu Nan (Tiger Hills) in September 2005. The programme was based on detailed geological mapping, IP chargeability-resistivity and ground magnetic surveys that delineated a four kilometre long resistor, which corresponds to gold-silver anomalous low-sulfidation epithermal alteration and quartz veining. Strongly anomalous, vein hosted precious metal mineralization was intercepted in several holes. A follow-up diamond drilling program is being planned for the later half of 2006.
Oblaga Joint Venture
In April 2003, a subsidiary of IVN entered into a joint venture agreement with the Inner Mongolia Huayu Geology and Minerals Exploration Co. Ltd (“Huayu”). The joint venture agreement provided that IVN has the right to earn an 80% interest, and may earn a 90% interest under certain circumstances, in the Oblaga joint venture company, which has been established under the laws of China to explore, develop, mine and process minerals within China.
Throughout 2004 and 2005, the joint venture conducted exploration on its principal property with modest results. After completion of its drilling program in 2005, the joint venture decided to terminate its interests in the Oblaga exploration project and transferred those exploration licenses and mining license back to Huayu.

Following its decision to relinquish the original property, the Oblaga joint venture continued to examine additional exploration projects and has obtained approval from the provincial government to transfer an additional exploration project known as “Anomaly Five” into the joint venture. Due to the termination of the joint venture’s interests in the Oblaga Project, and the return of the exploration licenses and mining license to Huayu in late 2005, the “earn-in” terms of the joint venture need to be adjusted. At present the partners are re-negotiating the terms of each party’s earn-in.
Anomaly Five is a low-sulfidation epithermal gold-silver occurrence that was identified during IVN’s regional reconnaissance programme in 2004. Highly anomalous precious metal values were obtained from vein zones that have a combined mapped strike extent of at least 3,000 m. Detailed rock chip and grid controlled soil programs identified the principal target area in 2005. Extensions to the completed soil program, systematic trenching and a high resolution ground magnetic survey are planned for early 2006, to be followed by a 3,000 m diamond drilling programme later in the year.
Kazakhstan
IVN’s subsidiary Central Asian Mining Limited (“CAML”) holds a 70% interest in the Bakyrchik Mining Venture (“BMV”), a joint venture with the government of Kazakhstan in respect of the Bakyrchik gold project in north-eastern Kazakhstan.
The Bakyrchik property is located in the village of Auezov in north-eastern Kazakhstan, approximately 1,100 km north-east of Almaty, the country’s largest city and about 100 km from Ust Kamenogorsk which is considered the industrial centre of East Kazakhstan. The property hosts the Bakyrchik gold mine, which originally commenced production in 1956 to provide gold bearing flux to copper smelters in Ust-Kamenogorsk and later to smelting facilities in Russia. The mine consists of a number of mine shafts and associated facilities, process plant, workshops, warehouses, administration buildings and accommodations. A total of five shafts were sunk on the Bakyrchik deposit, and the underground has been explored and developed for mining from a series of development drifts driven at 40 m vertical intervals.
CAML acquired its interest in BMV in 1996 pursuant to a Sale and Purchase Agreement with the government of Kazakhstan. BMV holds its rights in the Bakyrchik property through a Sub-soil Use Contract with the government of Kazakhstan and through a combined Mining and Exploration license. The Sub-soil Use Contract entitles BMV to extract ore, use the Bakyrchik mine facilities, export concentrate for sale and establishes a framework for the taxation and regulation of BMV’s operations in Kazakhstan. The mining portion of the combined Mining and Exploration license entitles BMV to mine for a term of 25 years, with extension rights. It covers the area surrounding the Bakyrchik gold mine and the resources identified from previous exploration.
The exploration portion of the license surrounds the mining portion. The original term of the exploration portion expired in 2001. It was renewed at the time for 2 years and renewed a second time in 2003. Each renewal has resulted in a loss of 50% of land value, and the property is now approximately 21 km 2 in size. The exploration portion of the license expired in April 2005 but CAML has negotiated an agreement with the government to further extend the exploration rights until 2010. CAML is also negotiating with the government for a similar extension to the term of CAML’s investment program under the Sale and Purchase Agreement.
The gold deposits at Bakyrchik consist of a series of mineralized lenses or lodes lying within a large shear zone, which is 11.5 km in length. Gold mineralization is hosted within sheared carbonaceous sediments of the fault zones, and is principally contained within sulphide mineralization occurring in association with quartz stockworks, which crosscuts and parallels the foliation of the sediments. Mineralogical studies indicate that the majority of the gold is encapsulated by arsenopyrite and, to a lesser extent, pyrite. As the associated sediments contain up to 4% carbon, the deposit is said to be “double-refractory” in nature, which makes processing very difficult.
Engineering studies commissioned by the IVN Group in 1996 and 1997 recommended development of a mining operation capable of producing between 500,000 and 1,000,000 tpy at a capital cost ranging from $100 million to $222 million. However, a precipitous decline in the price of gold at the end of 1997 dramatically changed the economic assumptions upon which these engineering studies were based and the IVN Group’s development plans for the Bakyrchik gold project were indefinitely postponed. In January 1998, the IVN Group placed the Bakyrchik gold project on care and maintenance status. Since 2001, BMV has processed limited quantities of existing stockpiles of ore on an intermittent basis. Recoveries have generally been below expectations.
BMV has undertaken numerous studies to find a way to more efficiently process the double-refractory sulphide ore on the property. BMV has determined that roasting Bakyrchik sulphide ore using rotary kilns and production of Doré Alloy is the best option. The calcine from the rotary kiln will be ground and leached using carbon in leach (“CIL”) technology. BMV commissioned independent consultants to produce a development proposal for the project based on this process. BMV has started to carry out the development proposed in the consulting report, which recommends construction and operation of a 150,000 to 200,000 tpy commercial demonstration roasting plant at the Bakyrchik mine using the roasting technology.
In 2004, BMV began to implement the development proposal. This included engineering of the roasting plant, which was completed and submitted to the controlling agencies of the government of Kazakhstan for approval in August 2004, the acquisition of material for the new processing operation and further metallurgical testing. BMV has installed a used 40 m rotary kiln, began site preparation and foundation work for the discharge section of the rotary kiln, entered into agreements with a specialized contractor for the fabrication of non-standard gas handling equipment and purchased a near-new crusher capable of crushing the ore to the recommended size of – 1 mm. The commercial demonstration roasting plant was scheduled for commissioning during the third quarter of 2005. At the present time, the project has been fully approved by all controlling agencies. Before full-scale development can commence, BMV will need to arrange financing.
During 2004, operation of a pilot-sized rotary kiln roaster continued, which confirmed that the technology can be applied to roast whole ores, concentrates and technogenics (man-made materials) in an environmentally safe manner. Recoveries nearing 90% are consistently being achieved by CIL. To confirm the pilot plant results, a series of confirmatory and process optimization roasting tests were planned in a fully instrumented pilot scale direct fired rotary kiln. The initial battery of tests confirmed that in the rotary kiln the levels of arsenic and sulphur in Bakyrchik ore can be reduced to equal or lower levels than previously obtained in a circulating fluidized bed pilot plant.
Australia
In September 2003, the IVN Group acquired a series of mining and exploration tenements in Australia from the receivers of Selwyn Mines Limited (“Selwyn”) for Aus$6 million. These tenements cover an area of more than 1,450 km2 situated approximately 160 km southeast of Mount Isa in northwestern Queensland.
The Selwyn area, which is located within the Eastern Succession rock units, of the Mount Isa Inlier, has been subject to exploration and mining activity by a number of companies over the last 100 years. In 1978 a major gold exploration program began along the Selwyn iron stones, and mining of the gold rich near surface oxide deposits commenced along the Selwyn Line in 1989. Subsequently a transition was made to producing copper/gold concentrate from sulphide ore. Some twenty km to the north at Mount Elliott, underground production began in 1993. The operations were temporarily closed in 1999. Selwyn purchased the mine in

1999, re-commencing operations during 2000. In 2002, Selwyn undertook an expansion program but production problems forced Selwyn into receivership at the end of 2002.
IVN has commenced an exploration program aimed at testing the copper gold targets adjacent to the mine areas, and exploring new targets. In 2004, a 17 hole, 3,549m drill program was completed at Mt. Doré, which is believed to have the potential to host a near-surface oxide copper deposit. The Corporation’s Australian subsidiary also completed a smaller diamond drilling program at the Swan prospect; a strong 300 m by 400 m magnetic anomaly, located 600 m southwest of the former Mount Elliot gold and copper mine. Previous owners had identified a clay hosted, copper oxide supergene deposit. IVN drilled seven holes for 1,071 m testing the supergene blanket and the deeper hypogene (chalcocite) zone. Six of the drill holes, one of which reached a depth of 303 m, intersected high-grade intervals of iron oxide, copper and gold. The best oxide zone downhole intercept was in hole 1,070 from 9 to 79 m grading 1.2% Cu and 0.31g/t Au. The best hypogene zone downhole intercept was in hole 1,073 from 115 to 269 m grading 0.81% Cu and 0.49g/t Au.
The IVN Group has confirmed the existence at Swan of a supergene copper and gold blanket of oxidized, clay-altered material overlying breccia-hosted chalcocite copper and gold mineralization. IVN believes that below the supergene blanket, calc-silicate-altered sediments and metabasalt rocks host a large, gold and copper bearing vein and breccia system composed of chalcocite, bornite, magnetite and potentially low grade uranium. Within the circular magnetic target only 12 holes have drilled 200 m below surface into the hypogene zone, of these, eight holes intercepted magnetite, copper and gold mineralization. The deposit is still open at depth and along strike. In-fill drilling is required to provide resource figures for the deposit.
In 2006 IVN plans to test the Amethyst Castle copper gold uranium prospect, located 5 km northwest of Mt Doré. This is a large hematite cemented breccia system hosted within a granite body. Gravity and other geophysical surveys are planned, to be followed by drilling. Several other targets containing copper gold, and in some cases uranium, mineralization will be examined in 2006.
IVN has a farm-in and exploration agreement with Placer Pacific (Osborne) Pty. Limited, a wholly-owned subsidiary of Placer Dome Inc., to explore for deposits of gold and copper on 114.5 km2 at the southern end of IVN’s Cloncurry Project, representing approximately 8% of IVN’s total licence area.
Equity Investments
IVN currently holds 67,250,060 common shares in the capital of Jinshan, representing approximately 53% of Jinshan’s currently outstanding common shares. Jinshan is listed on the TSX Venture Exchange.
IVN owns 7,469,201 common shares of ASG representing approximately 47% of ASG’s issued and outstanding share capital. ASG’s common shares are listed on the TSX Venture Exchange.
IVN owns 54,141,586 ordinary shares in the capital of Intec Limited, representing approximately 12.5% of its issued and outstanding share capital. Intec Limited is listed on the Australian Stock Exchange.
IVN owns 10,435,489 common shares of Entree representing approximately 15% of Entrée’s issued and outstanding share capital. Entrée’s common shares are listed on the TSX Venture Exchange.
In May of 2005, IVN sold its 19,123,513 common shares of Olympus Pacific Minerals Inc. (“Olympus”) for $4,539,000.
The following table outlines the equity investments held by the IVN Group and their quoted market value as at December 31, 2005:

Company	Number of Shares	Value
		(US$)
Asia Gold Corp.	7,469,201	$7,843,000
Entrée Gold Inc.	10,435,489	$15,537,000
Jinshan Gold Mines Inc.	67,250,060	$30,673,000
Intec Limited	54,141,586	$2,777,000
Employees
As at December 31, 2005, IVN had approximately 1,200 employees working at various locations.
DIVIDENDS
The Corporation has not paid any dividends on its outstanding Common Shares since its incorporation and does not anticipate that it will do so in the foreseeable future. The declaration of dividends on the Common Shares is, subject to certain statutory restrictions described below, within the discretion of the Board of Directors based on their assessment of, among other factors, the Corporation’s earnings or lack thereof, its capital and operating expenditure requirements and its overall financial condition. Under the Yukon Business Corporations Act, the Board of Directors has no discretion to declare or pay a dividend on the Common Shares if they have reasonable grounds for believing that the Corporation is, or after payment of the dividend would be, unable to pay its liabilities as they become due or that the realizable value of its assets would, as a result of the dividend, be less than the aggregate sum of its liabilities and the stated capital of the Common Shares.
DESCRIPTION OF CAPITAL STRUCTURE
The authorized share capital of IVN consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at March 29, 2006 there were 316,624,073 Common Shares and no preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in IVN’s articles of continuance, IVN’s by-laws and in the Business Corporations Act (Yukon), and its regulations.
Common Shares
The holders of Common Shares are entitled to one vote per Common Share at all meetings of shareholders except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series. Subject to the prior rights of the holders of Preferred Shares, the holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Business Corporations Act (Yukon) nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Business Corporations Act (Yukon) provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.
Preferred Shares
The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation’s directors. The Corporation’s directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; and (v) voting rights and restrictions.
Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.
MARKET FOR SECURITIES
The Common Shares of the Corporation are traded in Canada on the TSX, and in the United States on the New York Stock Exchange. The closing price of the Corporation’s Common Shares on the TSX on March 30, 2006 was Cdn$10.94.
The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSX during the periods indicated:
(stated in Canadian dollars)

PERIOD	HIGH	LOW	VOLUME
January 2005	9.18	7.75	12,665,897
February 2005	8.99	8.00	10,057,780
March 2005	11.27	8.15	29,546,736
April 2005	9.40	8.01	13,602,728
May 2005	9.65	7.78	24,598,835
June 2005	9.70	8.71	25,541,734
July 2005	10.04	9.02	11,106,145
August 2005	9.55	8.23	14,192,877
September 2005	9.90	8.59	16,827,999
October 2005	9.95	8.50	20,324,115
November 2005	9.15	9.05	21,311,998
December 2005	8.94	8.15	9,570,112
DIRECTORS AND OFFICERS
The name, province or state, and country of residence and position with the Corporation of each director and executive officer of the Corporation, and the principal business or occupation in which each director or executive officer has been engaged during the immediately preceding five years is as follows:

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
ROBERT M. FRIEDLAND Hong Kong	Chairman, Director and Chief Executive Officer (Director since March 1994)	Chairman of the Corporation (March 1994 to present); Chairman and President, Ivanhoe Capital Corporation (a venture capital company) (1988 to present)

R. EDWARD FLOOD Idaho, USA	Deputy Chairman and Director (Director since March 1994)	Deputy Chairman of the Corporation (May 1999 to present); Senior Mining Analyst, Haywood Securities Inc. (securities dealer and investment bank) (May 1999 to November 2001); President of the Corporation (1995 to 1999)

JOHN MACKEN Co. Louth,Ireland	Director, President and Chief Operating Officer (Director since January 2004)	President of the Corporation (January 2004 to present); Senior Vice President of Freeport McMoran Copper & Gold (a mining company) (1996 to 2000)

DAVID HUBERMAN B.C., Canada	Director (Director since September 2003)	President, Coda Consulting Corp. (business consulting firm) (1993 to present)

JOHN WEATHERALL Ontario, Canada	Director (Director since June 1996)	President of Scarthingmoor Assets Management Inc. (an asset management company) (1996 to present)

KJELD THYGESEN England	Director (Director since February 2001)	Managing Director, Lion Resources Management (investment firm and fund manager) (1989 to present)

HON. ROBERT HANSON England	Director (Director since February 2001)	Chairman, Hanson Capital Limited (investment and finance company) (1998 to present); Chairman, Hanson Transport Group (1990 to present)

DR. MARKUS FABER Hong Kong	Director (Director since February 2002)	Managing Director, Marc Faber Limited (investment advisory firm and fund manager) (1990 to present)

HOWARD BALLOCH China	Director (Director since March 2005)	President, The Balloch Group (investment and consulting company) (July 2001 to present); President, China-Canada Business Council (July 2001 to present); Canadian Ambassador to China, Mongolia and Democratic Republic of Korea (April 1996 to July 2001)

Name and Municipality of		Principal Occupation
Residence	Position with Corporation	During Past Five Years
PETER G. MEREDITH B.C., Canada	Director, Chief Financial Officer (Director since March 2005)	Chief Financial Officer of the Corporation (June 1999 to November 2001 & May 2004 to present); Chief Financial Officer, Ivanhoe Capital Corporation (a venture capital company) (1996 to present)

DOUGLAS KIRWIN Queensland, Australia	Executive Vice-President, Exploration	Executive Vice-President, Exploration of the Corporation (September 1995 to present)

STEVEN GARCIA North Carolina, USA	Executive Vice President	Executive Vice President of the Corporation (October 2005 to present); Project Director of the Corporation (May 2005 to present); CEO Chamoa Farm, Inc. 2001 to present

PIERRE MASSE B.C., Canada	Treasurer, Vice President	Treasurer and Vice President of the Corporation (May 2004 to present); Chief Financial Officer of the Corporation (November 2001 to May 2004); Controller of the Corporation (October 1998 to November 2001)

BEVERLY A. BARTLETT B.C., Canada	Corporate Secretary	Corporate Secretary of the Corporation (June 2001 to present); Corporate Secretary, Asia Gold Corp. (August 2003 to present); Corporate Secretary, Jinshan Gold Mines Inc. (May 2003 to present); Corporate Secretary, Ivanhoe Energy Inc. (oil and gas company) (June 2001 to present); Assistant Secretary, Ivanhoe Energy Inc. (1999 – 2001)
Each director’s term of office expires at the next annual general meeting of the Corporation.
Shareholdings of Directors and Senior Officers
As at March 29, 2006, the directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 101,741,248 Common Shares of the Corporation representing approximately 32.13% of the outstanding Common Shares of the Corporation.

Committees of the Board
The committees of the Board of Directors of the Corporation consist of an Audit Committee, a Compensation and Benefits Committee, a Nominating and Corporate Governance Committee, and, effective March 11, 2005, an Executive Committee. The members of the Audit Committee are John Weatherall, Kjeld Thygesen and Markus Faber. The members of the Compensation and Benefits Committee are Kjeld Thygesen, Robert Hanson and David Huberman. The members of the Corporate Governance and Nominating Committee are John Weatherall, Kjeld Thygesen, Robert Hanson, Markus Faber and David Huberman. The members of the Executive Committee are Robert Friedland, John Macken, Peter Meredith and David Huberman.
Conflicts of Interest
Certain directors of the Corporation and its subsidiaries are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the Yukon Business Corporations Act, directors and officers of the Corporation are required to disclose to the Corporation the nature and extent of any interest that they have in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer is: (a) a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.
IVN has adopted a Code of Business Conduct and Ethics (the “Ethics Policy”) that applies to all directors, officers and employees of IVN and its subsidiaries. As required by the Ethics Policy, individuals representing IVN must not enter into outside activities, including business interests or other employment, that might interfere with or be perceived to interfere with their performance at IVN.
Audit Committee Information
Information Concerning the Audit Committee of the Corporation, as required by Multilateral Instrument 52-110, is provided in Schedule A to this Annual Information Form.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as disclosed below or elsewhere in this Annual Information Form, no insider, director nominee or associate or affiliate of any such insider or director nominee, has any material interest, direct or indirect, in any material transaction since the commencement of the Corporation’s last financial year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation.
At the end of 2005, subsidiaries of the Corporation holding the Savage River Project owed approximately $5.1 million to Robert M. Friedland, Chairman and Chief Executive Officer of the Corporation, which indebtedness originated as a result of the December 2000 acquisition by the Corporation of the Savage River Project. Following the sale of the Savage River operations in February 2005, repayment of this balance is contingent upon the Corporation receiving proceeds in excess of approximately $111 million from the sale of the Savage River Project.
The Corporation is a party to cost sharing agreements with other companies in which Robert M. Friedland has a material direct or indirect beneficial interest. Through these agreements, the Corporation shares, on a cost- recovery basis, office space, furnishings, equipment and communications facilities in Vancouver, Singapore, Beijing and London, and an aircraft. The Corporation also shares the costs of employing administrative and non-executive management personnel in these offices. During the year ended December 31, 2005, the Corporation’s share of these costs was $541,000.

TRANSFER AGENTS AND REGISTRARS
The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver and Toronto.
MATERIAL CONTRACTS
Reference is made to the material contracts that the Corporation has filed with Canadian securities regulatory authorities, coincident with the filing of this Annual Information Form, on the SEDAR website at www.sedar.com.
Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to the Corporation and was entered into between January 2005 and December 2005 or was entered into before that date but is still in effect. No disclosure is made regarding any contract that was entered into prior to January 1, 2002 .
1.	Employment Agreement dated November 1, 2003 between IVN and John Macken. The term of the agreement commenced on January 1, 2004 and employs Mr. Macken as President of IVN on a continuous basis in consideration for payment to Mr. Macken of a base salary and benefits.

2.	Equity Participation and Earn-in Agreement dated October 15, 2004 between IVN and Entrée Gold Inc., as amended November 9, 2004. See “General Development of the Business – Three Year History — 2004” for further details.

3.	Coal Rights Retention Agreement dated July 31, 2003 as amended and restated as of January 31, 2005 between IVN and ASG. Pursuant to this Agreement, IVN retains all right and interest in all coal and coal related products on a series of MELs that IVN sold to ASG on July 31, 2003.

4.	Head Agreement dated February 3, 2005 among IVN, Stemcor, Dominant Holdings AG and Stemcor Holdings Limited, setting forth the terms and conditions of the sale of the Savage River Project by the Corporation to Stemcor. See the discussion of the sale of the Savage River Project in “General Development of the Business – Three Year History — 2005” for further details.

5.	Share Sale Agreement dated February 3, 2005 between IVN and Stemcor, setting forth the terms and conditions of the sale of Beviron Pty. Ltd., as parent company of the Savage River Project operating companies and effecting part of the transactions contemplated in the Head Agreement described in paragraph 4 above.

6.	Share Sale Agreement dated February 3, 2005 between IVN and Dominant Holdings AG, setting forth the terms and conditions of the sale of Arbutus Holdings Ltd., as the holder of loans owed by the Savage River Project and effecting part of the transactions contemplated in the Head Agreement described in paragraph 4 above.

7.	Underwriting Agreement dated as of May 24, 2005 among the Corporation and BMO Nesbitt Burns Inc., GMP Securities Ltd., HSBC Securities (Canada) Inc. and Salman Partners Inc., as underwriters, pursuant to which the underwriters purchased and sold 19,750,000 Common Shares at a price of Cdn.$8.00 per Common Share.
INTERESTS OF EXPERTS
Deloitte & Touche LLP is the independent auditor of the Corporation.

The Corporation has relied on the work of the following experts in connection with the verification of the Corporation’s mineral reserve and resource estimates and certain other scientific and technical information in respect of its material mineral properties, as referenced in the Annual Information Form:
•	AMEC for Technical Reports for the reporting of all mineral resource estimates on the Oyu Tolgoi Project;

•	AMEC for a Technical Report summarizing the IDP (with input from certain other professional consultants and Qualified Persons retained by the Corporation as described in the report;

•	GRD Minproc for the reporting of reserves on the Southern Oyu Deposits of the Oyu Tolgoi Project in the GRD Minproc Report; and

•	Norwest Corporation for the reporting of resources on the Nariin Sukhait Project in the Norwest Report
The Technical Reports are available for review on SEDAR at www.sedar.com.
To the knowledge of the Corporation, none of the corporations referred to above nor the qualified persons employed by the companies responsible for preparation of those reports or other qualified persons who contributed to the reports hold any outstanding Common Shares.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase the Corporation’s Common Shares and interests of insiders in material transactions is contained in the management information circular for the annual general meeting of the Corporation to be held on May 12, 2006, which will be made available on SEDAR concurrent with the delivery of the document to the Corporation’s shareholders. Additional financial information is contained in the Corporation’s comparative financial statements and MD&A as at and for the years ended December 31, 2005 and 2004. Copies of the information circular (when filed), financial statements and MD&A are available on SEDAR, and may also be obtained upon request from the Corporation at 654 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1.
Additional information relating to IVN may be found on SEDAR at www.sedar.com.

SCHEDULE A
Audit Committee Matters
Composition of Audit Committee
IVN’s Audit Committee consists of Messrs. John Weatherall, Kjeld Thygesen and Dr. Markus Faber. Mr. Weatherall is the Chairman of the Audit Committee. The Board of Directors has determined that all members of the Audit Committee are “independent” and “financially literate” as defined in Multilateral Instrument 52-110. In addition, in accordance with New York Stock Exchange corporate governance listing standards, the Board of Directors has determined that John Weatherall is an audit committee financial expert.
Relevant Education and Experience
John Weatherall
Mr. Weatherall holds a Chartered Financial Analyst designation. He is currently the President of Scarthingmoor Asset Management Inc. Prior thereto, he was Chairman of Toronto Dominion Asset Management, the investment unit of a Canadian Chartered Bank and head of Institutional Equity with responsibility for investment research at Wood Gundy Inc. and Greenshields Inc. Mr. Weatherall has previously served on the audit committee of five publicly traded companies.
Markus Faber
Dr. Faber holds a PhD in economics from the University of Zurich. He has over 35 years experience in the finance industry, including acting as manager of an investment bank in the United States in which he routinely performed financial analysis of a range of different companies. His current occupation is principal of Marcus Faber Limited, an investment advisory firm and fund manager. He also acts as a director and advisor to a number of investment funds.
Kjeld Thygesen
Mr. Thygesen holds a bachelor of commerce, majoring in economics and accounting. He has been a resource investment analyst and fund manager for over 30 years. He has been the Managing Director of Lion Resources Management since 1989, and prior thereto was the Director, Natural Resources Department and fund manager for Rothschild Asset Management.
Audit Fees
Deloitte & Touche LLP has served as the Corporation’s independent auditor since January 1995. Fees billed by Deloitte & Touche LLP and its affiliates during fiscal 2005 and fiscal 2004 were Canadian $1,220,000 and Canadian $1,336,000, respectively. The aggregate fees billed or expected to be billed by the auditors in fiscal 2004 and fiscal 2003 are detailed below.

(Canadian $ in 000’s)	2005	2004
Audit Fees (a)	$824	$957
Audit Related Fees (b)	$196	10
Tax Fees (c)	$200	369
All Other Fees	—	—

Total	$1,220	$1,336

a)	Fees for audit services billed or expected to be billed relating to fiscal 2005 and 2004 consisted of:
•	audit of the Corporation’s annual statutory financial statements

•	audit of the statutory financial statements of one of the Corporation’s subsidiaries

•	reviews of the Corporation’s quarterly financial statements

•	comfort letters, consents, and other services related to Securities and Exchange Commission and Canadian securities regulatory authorities’ matters

b)	Fees for audit-related services provided during fiscal 2005 and 2004 consisted of financial accounting and reporting consultations.

c)	Fees for tax services provided during fiscal 2005 and 2004 consisted of tax compliance, and tax planning and advice.
Pre-Approval Policies and Procedures
All services to be performed by the Corporation’s independent auditor must be approved in advance by the Audit Committee or a designated member of the Audit Committee (“Designated Member”). The Designated Member is a member of the Audit Committee who has been given the authority to grant pre-approvals of permitted audit and non-audit services.
The Audit Committee has considered whether the provision of services other than audit services is compatible with maintaining the auditors’ independence and has adopted a policy governing the provision of these services. This policy requires the pre-approval by the Audit Committee or the Designated Member of all audit and non-audit services provided by the external auditor, other than any de minimus non-audit services allowed by applicable law or regulation. The decisions of the Designated Member to pre-approve a permitted service needs to be reported to the Audit Committee at its regularly scheduled meetings.

Pre-approval from the Audit Committee or Designated Member can be sought for planned engagements based on budgeted or committed fees. No further approval is required to pay pre-approved fees. Additional pre-approval is required for any increase in scope or in final fees.
IVANHOE MINES LTD.
AUDIT COMMITTEE
CHARTER
I. Purpose
The primary objective of the Audit Committee (the “Committee”) of Ivanhoe Mines Ltd. (“IVN”) is to act as a liaison between the Board and IVN’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by IVN to its shareholders, the public and others, (b) IVN’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) IVN’s risk management and internal financial and accounting controls, and management information systems.
Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of IVN and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that IVN’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the Auditors.
The responsibilities of a member of the Committee are in addition to such member’s duties as a member of the Board.
II. Organization
The Committee shall consist of three or more directors and shall satisfy the laws governing IVN and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to IVN.
The members of the Committee and the Chair of the Committee shall be appointed by the Board on the recommendation of the Nominating & Corporate Governance Committee. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes. The chair of the Committee shall have an ordinary vote.
Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.
The Committee may form and delegate authority to subcommittees when appropriate.
III. Meetings
The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly with management, IVN’s financial and accounting officer(s) and the Auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately.
The Chair of the Committee shall be an independent chair who is not Chair of the Board. In the absence of the appointed Chair of the Committee at any meeting, the members shall elect a chair from those in attendance at the meeting. The Chair, in consultation with the other members of the Committee, shall set the frequency and length of each meeting and the agenda of items to be addressed at each upcoming meeting.
The Committee will appoint a Secretary who will keep minutes of all meetings. The Secretary may be IVN’s Corporate Secretary or another person who does not need to be a member of the Committee. The Secretary for the Committee can be changed by simple notice from the Chair.
The Chair shall ensure that the agenda for each upcoming meeting of the Committee is circulated to each member of the Committee as well as the other directors in advance of the meeting.
The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee. The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.
IV. Authority and Responsibilities
The Board, after consideration of the recommendation of the Committee, shall nominate the Auditors for appointment by the shareholders of IVN in accordance with applicable law. The Auditors report directly to the Audit Committee. The Auditors are ultimately accountable to the Committee and the Board as representatives of the shareholders.
The Committee shall have the following responsibilities:
(a) Auditors
1.	Recommend to the Board the independent auditors to be nominated for appointment as Auditors of IVN at IVN’s annual meeting and the remuneration to be paid to the Auditors for services performed during the preceding year; approve all auditing services to be provided by the Auditors; be responsible for the oversight of the work of the Auditors, including the resolution of disagreements between management and the Auditors regarding financial reporting; and recommend to the Board and the shareholders the termination of the appointment of the Auditors, if and when advisable.

2.	When there is to be a change of the Auditors, review all issues related to the change, including any notices required under applicable securities law, stock exchange or other regulatory requirements, and the planned steps for an orderly transition.

3.	Review the Auditors’ audit plan and discuss the Auditors’ scope, staffing, materiality, and general audit approach.

4.	Review on an annual basis the performance of the Auditors, including the lead audit partner.

5.	Take reasonable steps to confirm the independence of the Auditors, which include:
(a)	Ensuring receipt from the Auditors of a formal written statement in accordance with applicable regulatory requirements delineating all relationships between the Auditors and IVN;

(b)	Considering and discussing with the Auditors any disclosed relationships or services, including non-audit services, that may impact the objectivity and independence of the Auditors;

(c)	Approving in advance any non-audit related services provided by the Auditor to IVN, and the fees for such services, with a view to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the Auditors; and

(d)	As necessary, taking or recommending that the Board take appropriate action to oversee the independence of the Auditors.
6.	Review and approve any disclosures required to be included in periodic reports under applicable securities law, stock exchange and other regulatory requirements with respect to non-audit services.

7.	Confirm with the Auditors and receive written confirmation at least once per year (i) indicating that the Auditors are a member in good standing with the Canadian Public Accountability Board (CPAB) and comparable bodies in the United States, Australia and elsewhere to the extent required and disclosing any sanctions or restrictions imposed by the CPAB and such other comparable bodies; and (ii) responding to any other reasonable request of the Audit Committee for confirmation as to their qualifications to act as IVN’s Auditors.

8.	Consider the tenure of the lead audit partner on the engagement in light of applicable securities law, stock exchange or applicable regulatory requirements.

9.	Review all reports required to be submitted by the Auditors to the Committee under applicable securities laws, stock exchange or other regulatory requirements.

10.	Receive all recommendations and explanations which the Auditors place before the Committee.

(b)	Financial Statements and Financial Information

11.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, IVN’s annual audited financial statements, including disclosures made in management’s discussion and analysis, prior to filing or distribution of such statements and recommend to the Board, if appropriate, that IVN’s audited financial statements be included in IVN’s annual reports distributed and filed under applicable laws and regulatory requirements.

12.	Review and discuss with management, the financial and accounting officer(s) and the Auditors, IVN’s interim financial statements, including management’s discussion and analysis, and the Auditors’ review of interim financial statements, prior to filing or distribution of such statements.

13.	Review any earnings press releases of IVN before IVN publicly discloses this information.

14.	Be satisfied that adequate procedures are in place for the review of IVN’s disclosure of financial information and extracted or derived from IVN’s financial statements and periodically assess the adequacy of these procedures.

15.	Discuss with the Auditors the matters required to be discussed by applicable auditing standards requirements relating to the conduct of the audit including:

(a)	the adoption of, or changes to, IVN’s significant auditing and accounting principles and practices;

(b)	the management letter provided by the Auditors and IVN’s response to that letter; and

(c)	any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, or personnel and any significant disagreements with management.
16.	Discuss with management and the Auditors major issues regarding accounting principles used in the preparation of IVN’s financial statements, including any significant changes in IVN’s selection or application of accounting principles. Review and discuss analyses prepared by management and/or the Auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative approaches under generally accepted accounting principles.

17.	Prepare any report under applicable securities law, stock exchange or other regulatory requirements, including any reports required to be included in statutory filings, including in IVN’s annual proxy statement.

(c)	Ongoing Reviews and Discussions with Management and Others

18.	Obtain and review an annual report from management relating to the accounting principles used in the preparation of IVN’s financial statements, including those policies for which management is required to exercise discretion or judgments regarding the implementation thereof.

19.	Periodically review separately with each of management, the financial and accounting officer(s) and the Auditors; (a) any significant disagreement between management and the Auditors in connection with the preparation of the financial statements, (b) any difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and (c) management’s response to each.

20.	Periodically discuss with the Auditors, without management being present, (a) their judgments about the quality and appropriateness of IVN’s accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of IVN’s financial statements.

21.	Consider and approve, if appropriate, significant changes to IVN’s accounting principles and financial disclosure practices as suggested by the Auditors or management and the resulting financial statement impact. Review with the Auditors or management the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

22.	Review and discuss with management, the Auditors and IVN’s independent counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on IVN’s financial statements, including applicable changes in accounting standards or rules, or compliance with applicable laws and regulations, inquiries received from regulators or government agencies and any pending material litigation.

23.	Enquire of IVN’s financial and accounting officer(s) and the Auditors on any matters which should be brought to the attention of the Committee concerning accounting, financial and operating practices and controls and accounting practices of IVN.

24.	Review the principal control risks to the business of IVN, its subsidiaries and joint ventures; and verify that effective control systems are in place to manage and mitigate these risks.

25.	Review and discuss with management any earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as any financial information and earnings guidance provided to analysts and rating agencies. Such discussions may be done generally (i.e. discussion of the types of information to be disclosed and the types of presentations made).

26.	Review and discuss with management any material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of IVN with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses. Obtain explanations from management of all significant variances between comparative reporting periods.

27.	Review and discuss with management IVN’s major risk exposures and the steps management has taken to monitor, control and manage such exposures, including IVN’s risk assessment and risk management guidelines and policies.

(d)	Risk Management and Internal Controls

28.	Review, based upon the recommendation of the Auditors and management, the scope and plan of the work to be done by IVN’s financial and accounting group and the responsibilities, budget and staffing needs of such group.

29.	Ensure that management has designed and implemented effective systems of risk management and internal controls and, at least annually, review and assess the effectiveness of such systems

30.	Approve and recommend to the Board for adoption policies and procedures on risk oversight and management to establish an effective system for identifying, assessing, monitoring and managing risk.

31.	In consultation with the Auditors and management, review the adequacy of IVN’s internal control structure and procedures designed to insure compliance with laws and regulations, and discuss the responsibilities, budget and staffing needs of IVN’s financial and accounting group.

32.	Establish procedures for (a) the receipt, retention and treatment of complaints received by IVN regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by employees of IVN of concerns regarding questionable accounting or auditing matters.

33.	Review the internal control reports prepared by management, including management’s assessment of the effectiveness of IVN’s internal control structure and procedures for financial reporting and (ii) the Auditors’ attestation, and report, on the assessment made by management.

34.	Review the appointment of the chief financial officer and any key financial executives involved in the financial reporting process and recommend to the Board any changes in such appointment.

(e)	Other Responsibilities

35.	Create an agenda for the ensuing year and confirm a timetable for the Audit Committee for the ensuing year.

36.	Review and approve related-party transactions if required under applicable securities law, stock exchange or other regulatory requirements.

37.	Review and approve (a) any change or waiver in IVN’s code of ethics applicable to senior financial officers and (b) any disclosures made under applicable securities law, stock exchange or other regulatory requirements regarding such change or waiver.

38.	Establish, review and approve policies for the hiring of employees or former employees of IVN’s Auditors.

39.	Review and reassess the duties and responsibilities set out in this Charter annually and recommend to the Nominating and Corporate Governance Committee and to the Board any changes deemed appropriate by the Committee.

40.	Review its own performance annually, seeking input from management and the Board.

41.	Perform any other activities consistent with this Charter, IVN’s articles and by-laws and governing law, as the Committee or the Board deems necessary or appropriate.
V. Reporting
The Committee shall report regularly to the Board and shall submit the minutes of all meetings of the Audit Committee to the Board (which minutes shall ordinarily be included in the papers for the next full board meeting after the relevant meeting of the Committee). The Committee shall also report to the Board on the proceedings and deliberations of the Committee at such times and in such manner as the Board may require. The Committee shall review with the full Board any issues that have arisen with respect to quality or integrity of IVN’s financial statements, IVN’s compliance with legal or regulatory requirements, the performance or independence of the Auditors or the performance of IVN’s financial and accounting group.
VI. Resources and Access to Information
The Committee shall have the authority to retain independent legal, accounting and other consultants to advise the Committee.
The Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities. The Committee has direct access to anyone in the organization and may request any officer or employee of IVN or IVN’s outside counsel or the Auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee with or without the presence of management. In the performance of any of its duties and responsibilities, the Committee shall have access to any and all books and records of IVN necessary for the execution of the Committee’s obligations.
The Committee shall consider the extent of funding necessary for payment of compensation to the Auditors for the purpose of rendering or issuing the annual audit report and recommend such compensation to the Board for approval. The Audit Committee shall determine the funding necessary for payment of compensation to any independent legal, accounting and other consultants retained to advise the Committee.